FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒       Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Report

30 June 2015

October 2015

2

Certification of the Board of Directors

on the financial statements as at 30 June 2015

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 5 of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)   The interim financial report for the 6-month period ended 30 June 2015 has been prepared in accordance with the current accounting standards and present a true and fair view of the Statement of Financial Position, Income Statement, Statement of Comprehensive Income Statement of Changes in Equity and Cash Flow Statement of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors report for the 6-month period ended 30 June 2015 truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 31 October 2015

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

LOUKIA — TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 30 June 2015

Financial & Macroeconomic environment

International Economic environment during the first half of 2015

The global economy lost steam in the first half of 2015, compared with the second half of 2014, mostly reflecting a deceleration in some major emerging market economies (Brazil, Russia) due to, inter alia, lower commodity prices and tighter financial conditions. In addition, the Chinese growth slowdown continued on a gradual manner, whereas the economic recovery in advanced economies was weaker-than-expected. More specifically, in the US, the negative contribution from net exports on the back of the sizable appreciation of the US Dollar since mid-2014, as well as a significant reduction of business spending in the energy sector due to lower oil prices took their toll in economic activity. As a result, real Gross Domestic Product (“GDP”) rose only by 0.6% quarter-on-quarter (“q-o-q”) on seasonally adjusted annual rate (“saar”) in the first quarter of 2015 (Source: Bureau of Economic Analysis), whereas once-off factors (adverse weather conditions and port disruptions in the West Coast) weigh as well. However, the US economy gathered momentum in the second quarter of the year and returned to positive growth rates (3.9% q-o-q saar, Source: Bureau of Economic Analysis) amid a favorable labor market environment, higher disposable income and still loose financial conditions.

In the euro area, the economy continued to recover gradually with real GDP increasing by 0.5 % q-o-q in the first quarter of 2015 (Source: Eurostat). Euro area growth demonstrated a roughly equal trend in the second quarter with real GDP advancing by 0.4% q-o-q (Source: Eurostat) as domestic demand found support from lower oil prices and improving bank credit conditions amid accommodative monetary policy by the European Central Bank (“ECB”). In Japan, real GDP increased by 4.5% q-o-q saar in the first quarter of 2015 (Source: Economic and Social research Institute (“ESRI”) Cabinet Office) as business investment growth accelerated sharply. However, a significant portion of first quarter growth came from (once-off) inventories accumulation, whereas business and consumer confidence leading indicators have been mixed in the second quarter of 2015 pointing to a significant slowdown in activity. Indeed, real GDP contracted by 1.2% q-o-q saar (Source: ESRI Cabinet Office).

Major central banks continued their ultra-accommodative monetary policy stance in the first half of 2015 via maintaining near-zero interest rates and implementing large-scale asset purchases. Specifically, the US Federal Reserve (“Fed”), after having concluded its own asset purchases program (comprised from US Treasury and agency mortgage-backed securities (“MBSs”)) in October 2014, has gradually changed its forward guidance rhetoric during the course of first half of 2015 adopting a more flexible data-dependent approach on deciding when to increase rates. Particularly, the Fed is expected to raise the target range for the federal funds interest rate (current 0.0%-0.25%) when it is reasonably confident that inflation will move back to 2.0% and the US labor market demonstrates further signs of improvement. The first increase of the federal funds interest rate from the zero bound is still possible by December 2015 assuming global growth concerns abate further and US labor market conditions continue to improve. Note that the Fed is expected to continue to roll-over maturing Treasuries and agency MBSs at least until the first rate increase takes place, thus maintaining an accommodative monetary policy stance.

On the other side of the Atlantic, the ECB decided, in early 2015, amid heightened deflationary pressures to expand the eligibility of its asset purchase program in order to include euro-denominated sovereign, agency and European Union “EU” institution bonds, on top of asset-backed securities and covered bank bonds. Under this expanded program, the ECB has started purchasing, effectively from March 2015, €60 billion bonds per month and has committed to continue these purchases until at least September 2016. The ECB also retains its main refinancing rate to 0.05% and its deposit rate to -0.20% since September 2014, while remains ready to expand its monetary stance assuming an unwarranted tightening of euro area financial conditions. Finally, the Bank of Japan continued the aggressive expansion of its balance sheet in the first half of 2015 mainly through purchases of Japanese Government bonds at an annual pace of JPY 80 trillion (16.4% of 2014 Japanese GDP) in order to achieve inflation of 2.0% y-o-y (“y-o-y”) during Fiscal Year (“FY”) 2016.

The performance of the economies and banking sectors of Turkey and South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia) in the first half of 2015

In the first half of 2015, the macroeconomic picture in Turkey was mixed. Economic growth decelerated, external adjustment paused, and profitability of the banking sector remained broadly unchanged, while the fiscal deficit receded and inflation retreated.

The Turkish economy lost momentum in the first half of 2015 (up 3.1% y-o-y against 3.7% y-o-y in the same period a year ago) (Source: Turkish Statistical Institute), despite favourable impact from global oil prices and competitiveness gains of the past two years. The deceleration was driven by net exports, reflecting a decline in external demand, and would have been sharper had private domestic demand not improved significantly. Indeed, private consumption and private investment rose by 5.2% y-o-y and 7.0% y-o-y, respectively, in the first half of the year, from 1.5% and -0.5% in the same period a year earlier (Source: Turkish Statistical Institute). Looking ahead, activity is set to lose momentum in the second half of 2015, as suggested by leading indicators. The expected slowdown should reflect heightened political uncertainty ahead of the November 1st snap general elections, reduced trade with some key trading partners (Russia and Iraq), and tighter global liquidity conditions ahead of the start of normalization of the Fed interest rates. We see full-year GDP growth at 2.9% this year (Source: NBG) - unchanged from 2014 (Source: Turkish Statistical Institute) and well below its long-term potential of 4%.

Importantly, the fiscal performance was strong in the first half of the year, despite the early-June general elections, with the 12-month rolling fiscal deficit easing to 1.0% of GDP in June from 1.3% of GDP in December and 1.5% of GDP a year earlier (Source: Ministry of Finance — General Directorate of Public Accounts). On another positive note, headline inflation continued on its downward trend, moderating to 7.2% y-o-y in June from 8.2% y-o-y in December and 9.2% y-o-y a year ago (Source: Turkish Statistical Institute).

The external adjustment paused in the first half of the year, as the economic growth composition shifted towards domestic demand, with the 12-month rolling current account deficit stabilising in June at its December level of 5.8% of GDP, after having declined by 2.1 percentage points of GDP in 2014 (Source: Central Bank of the Republic of Turkey). Unsurprisingly, amid political uncertainty ahead of the June elections, the quality of capital inflows deteriorated, with errors and omissions together with Foreign Exchange (“FX”) reserves covering 60.8% of the current account deficit in the first half of the year (Source: Central Bank of the Republic of Turkey). However, despite the decline by USD 4.5 billion in the first half of the year, FX reserves stood at the comfortable level of USD 100.7 billion (Source: Central Bank of the Republic of Turkey), covering 4.9 months of imports of goods and non-factor services (Source: Central Bank of the Republic of Turkey), well above the critical level of three months.

Against this background, the Turkish banking sector posted a relatively good performance in the first half of the year. Specifically, the (annualised) return on average equity ratio edged down to a still robust 11.9% in the first half of the year from 12.5% in the same period a year earlier (Source: Banking Regulation and Supervision Agency), due, inter alia, to a significant moderation in average loan balances (up 22.3% y-o-y in the first half of the year against 28.6% y-o-y in the same period a year ago (Source: Banking Regulation and Supervision Agency). Moreover, the loans +90 days past due (“dpd”)-to-total loans ratio remained sound, standing at the very low level, by emerging market standards, of 2.9% in June (Source: Banking Regulation and Supervision Agency) — broadly unchanged from a year earlier — and the capital adequacy ratio eased slightly to 15.4% in June from 16.3% a year ago (Source: Banking Regulation and Supervision Agency), well above the statutory threshold of 12.0%.

In the first half of 2015, the performance of the economies and banking sectors of SEE-5 improved across the board. Indeed, economic activity gained momentum, inflation retreated, fiscal deficit receded, external adjustment continued, and banking sector profitability strengthened.

Real GDP growth accelerated to 2.9% y-o-y in the first half of this year from 2.0% y-o-y in the same period a year earlier (Source: Published data from the National Statistical Agencies of the related countries and processed by NBG), despite a tighter fiscal stance (the fiscal deficit narrowed to 1.6% of GDP in the first half of this year from 2.8% in the same period a year earlier, on a 12-month rolling basis (Source: Source: Published data from the Ministries of Finance of the related countries and processed by NBG)). The acceleration was supported by private consumption and, to a lesser extent, by fixed investment. Stronger real disposable income, reflecting, inter alia, improving labour market conditions and weaker inflation (down to -0.6% y-o-y in June from 1.6% in the same month a year earlier (Source: Source: Published data from the Central Banks of the related countries and processed by NBG)) boosted private consumption, while better absorption of EU funds, especially in Romania and Bulgaria, strengthened investments further. Looking ahead, economic activity is set to keep momentum in the second half of the year, with the drag on activity from net exports, reflecting higher imports, being offset by stronger domestic demand. We foresee the full-year GDP growth moving further towards its long-term potential of 3.1%, standing at 2.8% this year (Source: NBG internal analysis) against 2.0% in 2014 (Source: Published data from the National Statistical Agencies of the related countries and processed by NBG).

On another positive note, the adjustment in external imbalances, started in 2009 in the wake of the global economic and financial crisis, continued, with the 12-month rolling current account deficit declining further to a multi-year low of 0.7% of GDP in June from 2.2% of GDP in the same month a year ago (Source: Published data from the Central Banks of the related countries and processed by NBG) and the range of 15% - 17% of GDP on the eve of the collapse of Lehman Bros, reflecting not only scarce external financing but also strong exports. Encouragingly, the quality of financing of the current account deficit remains sound, with non-debt generating foreign direct investments more than covering the current account deficit (around 330% in the first half of the year (Source: Published data from the Central Banks of the related countries and processed by NBG)).

Amid a favourable operating environment, the fundamentals and the performance of the SEE-5 banking sector improved in the first half of this year. Indeed, the bottom line surged to an estimated €1,576 million (annualised) in the first half of this year from €824 million (annualised) in the same period a year earlier (Source: Published data from the Central Banks of the related countries and processed by NBG), underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 11.5% in FYROM and 22.8% in Serbia in June and 11.8% in FYROM and 24.1% in Albania a year earlier) (Source: Published data from the Central Banks of the related countries and processed by NBG). Moreover, the capital adequacy ratio improved further (ranging between 16.0% in Albania and 22.3% in Bulgaria in June and 17.0% in Romania and 21.2% in Bulgaria, a year ago) (Source: Published data from the Central Banks of the related countries and processed by NBG), boding well for a strong rebound in lending activity in the near future, in view of the region’s low penetration rate (loan-to-GDP ratios in SEE-5 ranged between 31.2% and 59.2% in June), especially in the retail segment (retail lending-to-GDP ratios in SEE-5 ranged between 10.9% and 21.3% in June) (Source: Published data from the National Statistical Agencies and the Central Banks of the related countries and processed by NBG) and adequate liquidity ratios (the SEE-5 average loan-to-deposit ratio returned, for the first time in 8 years, to below the 100% threshold at end-2014 (Source: Published data from the Central Banks of the related countries and processed by NBG)).

Greece — macroeconomic developments and near term challenges

After six consecutive years of severe contraction, Greece’s economy has begun to grow since the second quarter of 2014 and gained further momentum in the second half of 2014 (+1.4% y-o-y). Real GDP increased by 0.8% y-o-y in FY 2014 (Source: Hellenic Statistical Authority (“ELSTAT”) data), supported mainly by rising private consumption (+1.4% y-o-y in FY 2014), the strong performance of tourism sector (an annual increase of +10.2% y-o-y in tourism revenue) (Source: Bank of Greece - database) and positive, albeit relatively slower, growth of goods exports (+5.1% in volumes, in FY: 2014). Moreover, business investment has picked up, permitting economy-wide gross fixed capital formation expanding by 2.9% y-o-y in FY 2014 (Source: ELSTAT data).

The recovery of domestic demand has been supported by the gradual improvement in labour market conditions (employment growth of 0.6% y-o-y in 2014) (Source: ELSTAT data), the notable slowing in wage adjustment, following a sharp cumulative decline in economy-wide nominal average wage of -20.9% since 2009 (Source: Bank of Greece Governor’s Annual Report, February 2015), and steadily improving consumer confidence for the most part of 2014 and early 2015. Unemployment rate remained very high but followed a continuous downward trend since October 2013 falling to 25.9% in December 2014 and to 25% in July 2015 (Source: ELSTAT data).

The Greek economy continued to grow in the first quarter of 2015 (+0.6% y-o-y) and accelerated further in the second quarter of 2015 (+1.6% y-o-y, EL.STAT. data) boosted by private consumption growth (+2.1% y-o-y in the first half of 2015), as well as by the increase in tourism revenue (+9.5% y-o-y during the same period, Bank of Greece data).

Capital controls imposed since June 28 were initially expected to have a large impact on a cash-based and import-dependent Greek economy. In this regard, forward looking indicators, (European Commission (“EC”), business and consumer survey and Markit Purchasing Managers’ Indexes (“PMI”) data) however, deteriorated sharply in July and August 2015, pointing to a weakening in activity in the third quarter of 2015, in conjunction with the sharp increase in uncertainty in July, the three weeks bank holiday and the imposition of capital controls since 28 June 2015 (see paragraphs below) (Source: European Commission). This deterioration in forward looking indicators has been partially reversed in September 2015.

Indeed, the most recent readings of coincident indicators (such as industrial production, retail trade and external trade data, as provided by ELSTAT and available for the period July-September) suggest that downside pressures on activity are evident, but not severe. This resilience largely reflects the fact that capital controls had been anticipated by Greek households and firms, permitting them to pre-emptively draw up contingency plans to cushion their near-term impact. These plans involved, inter alia, the cumulative withdrawal of €41 billion of private sector deposits between November 2014 and June 2015, which was the 25.8% of private sector deposit base of November 2014.

Inflation remained in negative territory (Consumer Price Index (“CPI”): -1.3% y-o-y and GDP deflator -2.4% in FY 2014) (Source: ELSTAT data) with falling oil and other commodity prices in the fourth quarter of 2014 and the first half of 2015 feeding into the disinflationary process. In this vein, nominal GDP declined by 1.6% in 2014 as the 2.4% decline in GDP deflator offset the +0.8% increase in real GDP. In the first seven months of 2015, consumer prices continued to contract by 2.3% y-o-y, on average, on the back of falling energy prices (-14.6% % y-o-y in the same period) (Source: ELSTAT data). It must be noted that the transition of about 1/5 of goods and services from the basic to the high value added tax (“VAT”) rate (i.e. from 13% to 23%) on 20 July, contributed to a slowing of deflationary pressures since August despite of the further fall in oil prices, compared to the first seven months of 2015 (-2.3% y-o-y). Indeed, the annual pace of decline in consumer prices has slowed down to -1.6% in August-September 2015 from -2.3% in the seven month of 2015).

External adjustment continued in 2014 with the current account deficit (Source: Bank of Greece, balance of payments statistical database) declining to -2.1% of GDP from -2.0% of GDP in 2013 on the back of very strong tourism receipts (+10.2% y-o-y in FY: 2014) and positive goods exports (+5.1% y-o-y in FY: 2014). In the first eight months of 2015 tourism revenue increased by 7.1% y-o-y (or by 0.4% of GDP) and oil trade deficit declined by 0.5% of GDP, due to the sharp fall in oil prices. Despite the lower revenue from current transfers from abroad (mainly European Union funds), the improvement in goods (including oil) balance — as import spending declined since the imposition of capital controls — in conjunction with higher tourism revenue are translated into a surplus of 0.5% of GDP in the eight months of 2015. These trends are expected to continue in the remainder of the year leading to an annual surplus in current account balance in FY:2015 (NBG economic analysis estimates).

Greece’s fiscal position and outlook deteriorated significantly since end-2014 with increasing uncertainty and private sector’s prospects for the provision by the State of more favourable terms for settling tax and social contribution debt, translated into increasing pressures on the general government fiscal position which also affect public debt trajectory.

Fiscal performance has weakened since the fourth quarter of 2014 with primary balance in 2014 declining to 0.4% of GDP compared with 1.0% in 2013 (Eurostat definition adjusted Programme definitions) and a Hellenic Programme target for a surplus of 1.5% of GDP for 2015. This outcome reflected a weaker, than budgeted, revenue performance and continued tensions in social security system financing, which have been, only partially, offset by further cuts in primary spending.

Increasing uncertainty, delays in the tax payment schedules for corporate, personal income and real estate taxes and relatively weak tax compliance in tourism areas have weighed further to the revenue performance leading to an annual decline in revenue of 6.7% y-o-y in the nine months of 2015 (Source: Ministry of Finance, State Budget Execution, Monthly Bulletin, September 2015). However, a significant reduction in primary spending (-6.8% y-o-y or -€2.1 billion in 9M:2015) has broadly compensated for the revenue shortfall. Accordingly the nine months primary surplus reached €3.1 billion (Source: Ministry of Finance, State Budget Execution, Monthly Bulletin, September 2015). An increasing share of this surplus is offset by the deterioration in the financial position of other government entities (Social security and health funds and state owned enterprises) and the accumulation of new arrears to the private sector of about €2.1 billion in the eight months of 2015 (Source: Ministry of finance monthly press release on General government budget implementation, August 2015).

The general government’s debt-to-GDP reached 178.6% in 2014 (Source: ELSTAT press release on 2011-2014 Fiscal Data, October 2015). Favourable interest rates on public debt together with the back-loaded payment schedule for loans from the European Financial Stability Facility (“EFSF”) help to keep government’s interest expenditure low for a long period, despite the still high stock of debt. However, the sharp downward revision in real GDP growth forecasts for the period 2015-2016 (-2.3% y-o-y for 2015; Source: European Commission, preliminary Debt Sustainability Analysis) — following the extremely challenging financial conditions, the imposition of a 3-week bank holiday together with capital controls since 28 June 2015 (see below) and the lowering of primary surplus and privatization revenue targets, weigh significantly on public debt dynamics.

The financial system, aside from the substantial bank deposit loss of €52.4 billion between November 2014 and August 2015, is expected to face additional financing needs for bank recapitalization/resolution as macroeconomic and financial conditions deteriorated significantly since the second quarter of 2015. Preliminary estimates of EU Commission, International Monetary Fund (“IMF”) and the ECB (collectively the “Institutions”) are suggestive of potential gross financing needs in the range of €10 billion through €25 billion for the Greek banking system (about 14% of 2014 GDP, on average). These needs are also factoring in the revised institutions estimates of Greek public debt dynamics. In this respect, the EC and the IMF revised upwards their near and long term forecasts of Greek public debt as per cent of GDP: Assuming no interventions in the terms and maturity of loans from the official sector — which corresponded to 3/4 of the Greek public debt in the first quarter of 2015 — the Greek public debt as per cent of GDP is expected to peak in the vicinity of 198% - 206% of GDP in 2016 and decline very gradually to around 174% of GDP in 2020 and around 160% in 2022 (Source: European Commission, preliminary Debt Sustainability Analysis), almost 40% of GDP higher than the previous Debt Sustainability Analysis (“DSA”) of June 2014 by the IMF, (5th Review of Greece’s Programme, June 2014). In this regard, the Euro Summit statement of 13 July 2015 refers to a preliminary agreement of Eurozone countries to consider a debt restructuring in the near-to-medium-term.

The sequence of events that shaped the macroeconomic environment in Greece since end-2014 could be outlined as following: On 8 December 2014, the Eurogroup agreed to withhold the disbursements due under the Hellenic Programme and announced a “technical extension” of the EU side of the Hellenic Programme, initially set to be completed by the end of 2014, to end February 2015. Greek parliamentary elections held on 25 January 2015 resulted in the formation of a new coalition government, with a parliamentary majority comprising the left wing party Syriza (149 seats) and the right wing party Independent Greeks (13 seats).

On 20 February 2015, the Eurogroup agreed to a four-month extension of the Master Financial Assistance Facility Agreement (“MFFA”) underpinning the Hellenic Programme. Pursuant to the agreement to extend the MFFA, the Greek government presented a list of reform measure proposals, which was to be agreed with the Institutions by the end of April 2015. However, the agreement with the Institutions was not timely finalized and the pending review of the financial assistance program was not completed until June 2015 resulting into a further weakening of economic sentiment and intensifying financing shortages for the Greek State. Rising liquidity constraints and the absence of any external financing amplified uncertainty over the Greek government’s ability to meet its domestic obligations as well as upcoming repayments on both official and marketable debt in the period June - August 2015.

On 30 June 2015, the MFFA and the Hellenic Programme that have already been extended twice, ran out without an agreement on a follow-up programme in place, while the government had called on 26 June a referendum for 5 July 2015, referring to the acceptance or not by the Greek citizens of the conditionality terms imposed by lenders for extending the financing agreements. Furthermore, Greece has forfeit access to the remaining €12.7 billion available funding through the EFSF (including the remaining €10.9 billion buffer earmarked for bank resolution and recapitalization). As a result, Greece did not repay around €1.5 billion in payments due to the IMF on 30 June and the IMF’s Executive Board has declared that Greece was in arrears with the Fund (Source: IMF, press release 30 June 2015).

In response to escalating Greek sovereign risk the Governing Council of the ECB decided to maintain the Emergency Liquidity Assistance (“ELA”) ceiling for the Greek banking sector at an unchanged level (since 26 June 2015) virtually inhibiting any additional access of Greek banks to ECB and the Bank of Greece (“collectively referred to as the “Eurosystem”) financing in a period of extremely high cash withdrawals from Greek banks. Against this backdrop, confidence on the banking system evaporated, leading to the imposition of a bank holiday since 28 June 2015, with strict restrictions applying on bank deposits access and capital controls on external financial transactions since 28 June 2015, as the danger of a fully-fledged bank run was imminent.

In view of the severe economic and financial disturbance that appeared to threat the participation of the country to the European Monetary Union (“EMU”) and the EU, the Greek government officially requested financial assistance from the European Union on 10 July 2015 with a view to restore confidence and enable the return of the economy to sustainable growth, and safeguarding the country’s financial stability. The draft proposal of the new economic and financial adjustment programme (the “Programme”) submitted by Greece to the Commission and the Council on 14 July 2015, aimed at adopting a set of reforms so as to improve the sustainability of public finances and ensure a sufficient amount of external financing. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM. The Eurogroup on 16 July 2015 on the basis of a positive assessment by the Institutions, concluded that “the authorities have implemented the first set of measures foreseen in the Euro Summit statement, in a timely and overall satisfactory manner” and decided to grant “in principle” a three year ESM stability support to Greece, subject to the completion of relevant national procedures.

Indeed, on 19 August 2015 — and following the Eurogroup Statement(1) of 14 August 2015 — the Board of Governors of the European Stability Mechanism (“ESM”) approved the proposal for a Financial Assistance Facility Agreement (“FFA”) with Greece, as well as adopted a Memorandum of Understanding (“MoU”) with Greece, specifying the relevant national procedures, on the successful implementation of which the total amount of financial assistance will depend. On 20 August 2015, the first sub-tranche of €13 billion of the new Programme has been disbursed for covering budget financing and debt servicing needs of the Greek state, €10 billion in ESM notes, have been made immediately available for bank recapitalization and resolution purposes and another €3 billion are planned to be disbursed by November 2015 following the completion of a set of prior actions. The preliminary agreement and eventual activation of a financial support Programme for Greece between July and mid-August 2015, that is estimated to secure Greece’s solvency until 2018, supported the ECB to marginally increase the ceiling on the ELA (in two instalments of €0.9 billion in 16 July and 22 July 2015, to €90.4 billion in total) (source: Bloomberg). Later in July and especially in August-September, liquidity tensions, started to ease, permitting a reduction in Greek banks’ Eurosystem dependence by €5.2 billion.

(1)  The completion of a set of prior actions by the Greek Government and the approval granted to the new Programme by the Greek parliament on 14 August, permitted Eurogroup on the same day to approve the activation of a three-year ESM financial assistance Programme that provides for a total financial envelop up to €86 billion, out of which up to €25 billion is earmarked for the banking sector.

The above favourable developments resulted in the upgrade of Greek sovereign debt by two rating agencies: S&P raised their rating by two notches to ‘CCC+’ on 21 July 2015, while Fitch upgraded Greek debt by one notch to ‘CCC’, on 18 August 2015. Earlier in the first half of 2015, against a backdrop of intensifying tensions and increasing risk of sovereign default to IMF and/or Greek bonds held by the ECB, the rating agencies have downgraded Greece. Specifically, on 30 June, Fitch downgraded Greece’s sovereign rating to ‘CC’ following the temporary breakdown of the negotiations between the Greek government and its creditors. The Greek sovereign rating has been reduced to ‘CCC-’ by the S&P on 29 June, following the Greek Government decision to hold a referendum on official creditors’ loan proposals and “increasing indication” that the Greek government seemed prone to prioritize domestic payments over sovereign debt payments. On 1 July, Moody’s was the last rating agency, which downgraded Greece’s government bond rating to ‘Caa3’ from ‘Caa2’ and placed the rating on review for further downgrade assigning a still high probability of Greece’s default on its privately-held debt without ongoing support from official creditors(2).

Furthermore, the activation of the new Programme has already contributed to a notable improvement in market sentiment as reflected in the decline of 10 year Greek Government Bond spread over the German bund to below 7.9% in end-September and 7.2% in October from 18.5% in early July.

Uncertainties, risks and prospects for the future

Looking forward, the growth rate of the global economy is expected to accelerate gently in the second half of 2015, and in the course of 2016, as private consumption will regain momentum on the back of higher labor income (due to strong employment gains and increasing wages) and lower oil prices. In addition, a broadly neutral fiscal policy stance on most advanced economies, following years of consolidation, is presumed to contribute also to the upturn. Moreover, the accommodative policy stance by most major central banks should continue to support activity, albeit to a less extent compared with previous years as the Fed gets closer to start normalizing its monetary policy. In detail, we expect global economic growth of 3.0 % in 2015 and 3.6% in 2016, from 3.3% in 2014 (Source: OECD, Interim Economic Outlook, September 2015).

However, there are essential downside risks surrounding the global economic outlook mainly stemming from a sharper-than-expected slowdown of the Chinese economy amid the ongoing onshore financial market volatility. In addition, tighter global financial market conditions —possibly due to more aggressive-than-expected interest rate increases by the Fed — could result in rising risk premia across major asset classes leading to heightening financial market volatility. In such a case, emerging markets, particularly those with sizable external imbalances, are exposed, as they could face a sharp reversal in capital flows. In the euro area, the risk of deflation remains intact, albeit to a less extent following the commitment of the ECB to safeguard price stability with additional measures, should it become necessary. However, the euro area economic growth continues to be constrained by a still stubbornly high unemployment rate (11.0% as of August 2015, Source: Eurostat), as well as elevated private and public debt levels. Thus, adverse geopolitical and/or political risks —if they were to materialize- could harm business and consumer confidence rapidly and derail the fragile euro area recovery. Finally, any escalation of tensions in Ukraine/Russia conflict, the Middle East and North Africa could weigh on global growth prospects, as well.

The macroeconomic and banking sector performance in Turkey would be weaker than expected in 2015, should: i) political uncertainty heighten, after inconclusive November snap legislative elections; ii) security concerns increase, following the collapse of a two-year ceasefire with the Kurdistan Workers Party (“PKK”) militant group in July; iii) global liquidity conditions deteriorate further, on the back of an earlier and/or more aggressive-than-anticipated normalization of the Fed interest rate; and/or iv) geopolitical risks, emanating from the middle-east and Russia-Ukraine, intensify.

There are, also, downside risks to the SEE-5 positive outlook, stemming from renewed political uncertainty, especially in Bulgaria and Romania. Indeed, in Bulgaria, the ruling coalition government is fragmented, with significant ideological differences, which could be translated into delays in policy implementation, while in Romania, tensions between the Prime Minster, who is currently in a weak position due to corruption charges, and the President are unlikely to ease ahead of the parliamentary elections, scheduled for end-2016.

As regards Greece, the intensification of fiscal effort in the second semester of 2015 and in the first semester of 2016, in conjunction with the impact of capital controls and the slow improvement of liquidity conditions are expected to weigh on economic conditions in following quarters. Preliminary projections of the EU Commission that are also included in draft Government budget for 2016  envisaged an annual GDP change of -2.3% y-o-y in 2015 (Source: European Commission, preliminary Dent Sustainability Analysis) compared with EU Spring forecasts for a positive growth of +0.5% y-o-y in FY 2015. Accordingly, the annual GDP contraction in 2016 is estimated by the EC to be -1.3% y-o-y. However the recession in 2015 is expected to be milder than initially expected (according to government officials, market sources and NBG estimates).  The hike on VAT since 20 July, alongside new expenditure cuts, will exert further fiscal drag on Greece’s economy but the accelerating transfers from the EU and the provision of new financing for the clearance of arrears in conjunction with a prospective decline in uncertainty are expected to contain downside risks.

On the fiscal front the renewed recessionary pressures are expected to weigh on fiscal outcomes. Nonetheless, fiscal performance is expected to strengthen in the second semester of 2015 as a number of new fiscal measures that underlie the agreement with official creditors will be implemented (such as the broadening of the tax base of VAT, source: Euro Summit Statement, 12 July 2015) while high uncertainty, that had been translated into a lower compliance in the second quarter of 2015, is expected to fade gradually. Significant

(2)  Moody’s has not altered the rating since then.

downside risks for the fiscal outcomes as the economic activity will remain constrained by capital controls and a further contraction in disposable income due to the fiscal drag, is expected by the EU Commission.

Parliamentary elections in September resulted to the formation of a new coalition Government with stable Parliamentary majority and a reported determination to push forward crucial reforms, giving decisive boost to economic sentiment. Moreover, there is already notable progress in loosening and streamlining the capital control restrictions, especially as regards the business sector, with a view to minimizing obstacles and distortions for business activity.

An imminent challenge for the new Greek government is related to the timely completion of the first review of the new programme, which is conditioned on the implementation of a set of milestones, in order to receive the remaining disbursement of €3 billion which is expected to contribute to the improvement of liquidity conditions and support the recovery of economic sentiment.

Comprehensive assessment 2015

In accordance with the Euro Summit Statement of 12 July 2015 and ECB Decision of 5 August 2015, the ECB conducted a comprehensive assessment (“CA”) of the four systemic Greek banks.

The CA consisted of an Asset Quality Review (“AQR”) and a Stress Test (“ST”) including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of 30 June 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG’s financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

Under the Baseline Scenario (including AQR adjustments), the ST generated an additional negative impact on NBG’s regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the Baseline scenario. Therefore the Baseline ST implies a capital shortfall of €1,576 million.

More specifically, the significant cumulative losses for NBG’s domestic business projected in the baseline scenario, stem both from the reduced expectations for pre-provision income as well as increased credit losses beyond those identified in the AQR, arising from the projected weak economic environment during the 30 month period to 2017. In addition, the baseline scenario incorporates a reduction of the expected capital generated from the capital actions outlined in NBG’s Restructuring Plan, approved on 23 July 2014.

Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of €4,602 million (an additional €3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

The adverse scenario represents NBG’s financial position under severe stress conditions, assuming an impairment of the Greek sovereign exposure, an increase in domestic credit losses, more conservative pre-provision income and stress on NBG’s international operations, which were broadly unaffected in the baseline scenario.

In the following days, NBG plans to submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital shortfall as well as the additional needs arising from the adverse scenario.

Financial Results

Adequate liquidity position despite headwinds

Group deposits reached €55.7bn (-7.8% qoq) on sustained deposit outflows in Greece, due to uncertainty throughout Q2 peaking in June. Nevertheless, domestic outflows slowed to €3.6bn from €4.8bn in Q1. Following the imposition of capital controls and the gradual restoration of confidence, NBG’s deposit flows returned to positive territory in Q3.

Despite the Q2 deposit outflows, NBG maintains a best-in-class L:D ratio of 98% in Greece and 108% at the Group level.

Eurosystem funding increased to €27.6bn at the end of June (ELA: €17.6bn) from €23.6bn in March, the lowest among Greek banks. At the end of Q3, Eurosystem funding and ELA dropped to €25.6bn and €15.6bn respectively, with the cash value of excess collateral amounting to €8.0bn.

High NPL coverage at Group and Bank level, following the one-off adjustment in provisions in Q2; Group 90dpd formation drops sharply to €133m in Q2 from €477m in Q1.

At the Group level, new 90dpd formation totaled €133m in Q2 from €477m in Q1, reflecting the substantial decline in Greece, as 90dpd formation amounted to €41m from €336m the previous quarter. This was a result of improved collections in the retail segment (€142m vs €377m in Q1) and restructurings in corporate.

NBG took domestic provisions amounting to €2,302m in Q2 from €323m the previous quarter, addressing the AQR provision shortfall. As a result, the 90dpd coverage ratio surged by 14pps qoq to 75% in Greece (73% at the Group level, up 12pps qoq). Group NPE coverage increased to 53% from 46% in Q1.

In Turkey, the 90dpd ratio stood at 6.1% in Q2 (+27bps qoq), while coverage increased by 1.2pps qoq to 77.8%. In SE Europe and other international activities the 90dpd ratio decreased by 20bps qoq to 28.0%, with coverage increasing to 55.6% from 54.4% in Q1.

Profitability

Greece:

The adverse economic environment led to the need to tap significant liquidity from the higher cost ELA, resulting in an 8.5% qoq drop in NII to €379m. Total income reached €467m from €334m in Q1, supported by improved trading and other income of €54m against losses of €117m the previous quarter. Operating expenses stood at €256m (+1.8% qoq), with personnel expenses down by 0.5% qoq. Pre-provision profit jumped to €210m in Q2 from €83m in Q1.

NBG recorded net losses of €1,656m in Q2, factoring in the AQR-related one-off adjustment in provisions.

International:

In Turkey, Finansbank continued to grow in Q2.15. In TRY terms, total loans expanded by 18.9% yoy and 4.3% qoq to TRY60.1bn. The loan mix continues to shift in favor of the corporate segment, as corporate loans posted growth of 6% qoq, while the retail portfolio remained practically unchanged (+1%). In Q2, corporate loans accounted for almost 60% of the total loan book.

Core revenues increased by 6.2% qoq amounting to TRY1,134m in Q2, with NII posting an impressive 8.3% qoq increase. Pre-provision income settled at TRY547m from TRY620m the previous quarter, mainly reflecting lower other income (TRY32m from TRY118m in Q1, due to lower property disposals) and elevated operating expenses (TRY621m in Q2 from TRY568m in Q1). The sharp increase in costs reflects increased promotion and advertisement expenses and includes the annual salary increases that are recorded in Q2.

Provision charges amounted to TRY285m (CoR: 203bps), further increasing coverage to 78%. PAT stood at TRY111m from TRY317m, negatively affected by one-off provisions for legal penalties and contingencies amounting to TRY107m.

Profitability in the Group’s operations in SE Europe and other countries amounted to €6m from €17m in Q1, burdened by trading losses of €3m in Q2 against gains of €13m the previous quarter.

Capital position

Post AQR, CET 1 ratio stood at 9.5%, excluding capital actions.

Going concern

Liquidity

As a result of the negotiations between the new Greek government and the European Commission, the European Central Bank (“ECB”) and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement regarding Hellenic Republic’s financing needs, the uncertainty regarding the financing needs of the Greek government increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system has declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and June 2015 of €51.4 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance (“ELA”) to above €125.3 billion in July 2015 from €56.0 billion in December 2014, although such funding obligations declined slightly to €121.4 billion in September 2015.

In part as a response to the substantial contraction in deposits, on 28 June 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until 19 July 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of €60 from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of €420 per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

Particularly, the Bank suffered significant deposits outflows during the first six months of 2015 amounting to €8.4 billion, while after the capital controls a net inflow in the amount of €0.6 billion occurred between 1 July and 30 September 2015. The crisis in the Greek economy continues to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank.

Furthermore, in February 2015 the ECB lifted the waiver on the eligibility of Greek government bonds and bonds guaranteed by the Hellenic Republic as collateral for ECB funding. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

Following the above developments, NBG’s reliance on Eurosystem funding has increased, as at 30 June 2015 to €27.6 billion, of which €10.0 billion from ECB and €17.6 billion through ELA, while as of 30 September 2015, it has decreased to €25.6 billion, of which €15.5 billion through ELA. Total Eurosystem funding amounted to €14.2 billion at 31 December 2014, €20.7 billion at 31 December 2013 and €34.7 billion at 30 June 2012, when it reached the highest amount. Furthermore, as of 30 September 2015, additional financial assets of an estimated cash value €8.0 billion were available for further liquidity.

Capital

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2015 decreased to 9.5%, mainly as a result of increased loan impairment allowances (see Note 2.4 and 4). Furthermore, the ECB published on 31 October 2015 the results of the Comprehensive Assessment it performed for the Greek systemic banks (see Note 17) and the Bank, according to ECB’s guidelines, plans to submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital shortfall as well as the additional needs arising from the adverse scenario.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) the agreement reached between the Institutions and the Hellenic republic in July/August 2015, which includes an amount of €25.0 billion available by the ESM for the recapitalisation of the Greek banks (if needed) and (c) the submission to the Greek Parliament of the Draft Law for the Greek banks recapitalisation framework.

Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is conditional on ECB approvals, there is a material uncertainty in relation to whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities, that may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of this material uncertainty depends, among other factors, for example, in the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem and a certainty for the coverage of the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

Furthermore, there is a material uncertainty in relation to whether NBG will be able to cover the capital shortfall determined by the Comprehensive Assessment, by successfully obtaining the required capital from private investors or other sources through a subsequent capital raising process and other planned actions aiming to restore its capital adequacy.

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, which was voted by the Greek Parliament on 23 July 2015, implemented in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund.

Events after the reporting period

On 16 July 2015, a new Law 4334/2015 was voted, relating to immediate prerequisites for negotiation and agreement with European Stability Mechanism (ESM), by which the corporation tax rate is increased to 29%. The increase is effective from 1 January 2015 onwards.

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired, for a consideration of €11 million, 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. As certain terms of the Agreement were not met by the Seller by 30 September 2015, Pangaea proceeded with the unwinding of the acquisition, as provided for in the Agreement, for a total consideration of €12.3 million (i.e. the initial consideration €11 million plus compensation of €1.3 million). The amount of €12.3 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 1 January 2008 the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, Small Medium Entities (“SME”) Retail and mortgage portfolios.

More specific, the Bank uses:

•                  the Foundation Internal Ratings-Based (“FIRB”) Approach with respect to its exposures to corporate customers, including Specialized Lending exposures

•                  the IRB Approach with respect to its Mortgage Portfolio and its Small Medium Entities (“SME”) Retail Portfolio.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (“OTC”) derivative transactions.

More specifically, the Bank retains a portfolio of EFSF bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Another entity that is a significant contributor to market risk in the Group is Finansbank S.A. (“Finansbank”), through its trading and available-for-sale portfolios. Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR, and enters into swap transactions either for hedging the interest rate risk of its bond portfolio, or for proprietary trading.

Moreover, Finansbank draws liquidity in US dollars which are then converted into TRY through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the Athens Exchange (“ATHEX”), as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into over the counter (“OTC”) equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

Foreign exchange risk on a Group level is mainly attributed to the Turkish Lira exposure, due to the investment in Finansbank, whereas the foreign exchange risk undertaken by the rest of the subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the Group Market & Operational Risk Management Division (“GMORMD”) at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (VaR) of its Trading and Available for Sale (“AFS”) portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

On a Group level, Finansbank also calculates the VaR of its Trading and AFS portfolios on a daily basis, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the type of risk factor (interest rates, stock index prices, exchange rates). Moreover, stress test analysis is performed by Finansbank on its Trading and Banking book, on a monthly basis.

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management have the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels.

In addition, management receives, on a daily basis, a liquidity report, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a longer term perspective, the Loans-to-Deposits ratio is monitored, which as of 30 June 2015 stood at 97.9% and 107.9%, on a domestic (Greece) and a Group level respectively. In addition, Finansbank maintains a ratio of available funds through repurchase agreements (“AFTR”) over total customer deposits at a minimum level of 9%. As of 30 June 2015, AFTR stood at TRY 4.7 billion and the ratio was 11%. The same limit of 9%, also applies to the rest of the Group subsidiaries.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB and ELA and long-term debt. ECB funding is collateralized mainly by EFSF bonds received from HFSF and notes issued or guaranteed by the Hellenic Republic, in the context of the Bank’s participation in the Hellenic Republic Bank Support Plan. However, since February 2015, ECB lifted the waiver on using notes issued or guaranteed by the Hellenic Republic as collateral, which resulted in the activation of the ELA mechanism. The amount of ELA is conditional on ECB’s approval. Furthermore, on 29 June 2015, due to the termination of the negotiations between the Greek government and the Institutions and the subsequent decision of ECB to freeze the level of ELA, the Greek authorities imposed capital controls in order to avoid massive deposit flight and preserve the sustainability of the Greek banking system. In this context, as at June 30th 2015, funding from the ECB was €10.0 billion, while funding from ELA stood at €17.6 billion, amounting to a total exposure to the Eurosystem at €27.6 billion.

The increase in Eurosystem exposure, compared to the respective figure of 31 December 2014 (€14.2 billion) was €13.3 billion and resulted mainly due to the significant outflow of customer deposits since 1 January 2015 and up to 30 June 2015 €8.5 billion) and the non-renewal of repurchase agreements with other financial and non-financial institutions (€3.5 billion). Despite the increase in the Eurosystem exposure, the Bank retains a significant buffer of ECB and ELA eligible collateral. As of 30 June 2015, the total excess collateral stood at €9.8 billion, of which €0.2 billion was collateral eligible for funding with the ECB and €9.6 billion was collateral that could be posted in order to draw liquidity from ELA. However, on 6 July 2015, ECB decided to increase the haircuts on the notes issued or guaranteed by the Hellenic Republic that were given as collateral to ELA, subsequently lowering the buffer held by the Bank for funding purposes through the ELA mechanism. As of 7 July 2015, after the implementation of the new haircuts, the available collateral amounted to €5.5 billion, of which €0.1 billion was collateral eligible for funding with the ECB and €5.4 billion was collateral that could be used in order to draw liquidity from ELA. At the same time, the funding from ECB and ELA remained at the levels of 30 June 2015 (€10.1 billion and €17.6 billion, respectively).

Regarding the Group’s subsidiaries, Finansbank is mostly self-funded through customer deposits, repurchase agreements with the Central Bank of Turkey and funds borrowed through the capital markets. The rest of the subsidiaries are also mostly self-funded, except from Banca Romaneasca S.A. and South African Bank of Athens Ltd (“S.A.B.A.”), which receive around €460 million and €50 million, respectively, from the Bank, through interbank transactions.

Counterparty Risk

Counterparty risk for the Group is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor’s failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmic’s OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis. In 2010 the Bank developed an internal model for calculating operational risk capital charges. Since this internal model assesses operational risk deriving from Group-wide operations in a more accurate way, it is used for assessing the “internal capital” required to cover operational risk under the Internal Capital Adequacy Assessment Process.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	—	52	1	1	30
NBG Asset Management Mutual Funds S.A.	1	31	2	—	—
Ethniki Leasing S.A.	582	24	6	—	359
NBG Property Services S.A.	—	1	—	—	—
Pronomiouhos S.A. Genikon Apothikon Hellados	—	13	—	1	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	1	5	3	—	—

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
The South African Bank of Athens Ltd (S.A.B.A.)	52	—	—	—	—
National Bank of Greece (Cyprus) Ltd	160	1	5	1	1
NBG Management Services Ltd	117	—	2	—	—
Stopanska Banka A.D.-Skopje	47	—	1	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	86	3	1	—	1
NBG International Ltd	—	—	—	—	—
NBG Finance Plc	—	848	—	19	—
Interlease E.A.D., Sofia	—	—	—	—	—
NBG Securities Romania S.A.	—	—	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	18	—	—	—
Banca Romaneasca S.A.	538	1	2	1	643
Ethniki Hellenic General Insurance S.A.(Group)	51	297	2	10	2
ASTIR Palace Vouliagmenis S.A.	31	3	1	—	3
Grand Hotel Summer Palace S.A.	1	4	—	—	—
NBG Training Center S.A.	1	1	—	1	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	1	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	1
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	4	—	—	—	—
NBGI Private Equity Funds	244	3	—	—	—
NBG International Holdings B.V.	68	1	1	—	—
Finansbank A.S. (Group)	871	1	23	—	—
Vojvodjanska Banka A.D. Novi Sad	23	2	1	—	69
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
NBG Finance (Dollar) Plc	—	34	—	—	—
NBG Finance (Sterling) Plc	—	86	—	1	—
NBG Bank Malta Ltd	126	62	1	13	—
Ethniki Factors S.A.	358	3	5	—	393
NBG Pangaea REIC	10	11	—	34	1,679
Banka NBG Albania Sh.a.	12	—	—	—	—
ASTIR Marina Vouliagmenis S.A.	12	3	—	—	2
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	172	2	3	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Total	3,569	1,530	60	82	3,183

For further details, see Note 15.

Athens, 31 October 2015

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Independent Auditor’s Review Report

on the interim financial report for the period ended 30 June 2015

TRANSLATION

REVIEW REPORT ON INTERIM FINANCIAL INFORMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed separate and consolidated statement of financial position of the Bank and the Group of “NATIONAL BANK OF GREECE S.A.” (the “Group”) as of 30 June 2015, the related condensed separate and consolidated statements of income and comprehensive income for the six month period then ended, changes in equity and cash flows for the six month period then ended, as well as the selective explanatory notes, which together comprise the condensed six month interim financial information and which represent an integral part of the six month financial report provided under Law 3556/2007.  Management is responsible for the preparation and presentation of this condensed six month interim financial information in accordance with international Financial Reporting Standards as adopted by the European Union and applicable to Interim Financial Reporting (International Accounting Standard “IAS” 34).  Our responsibility is to express a conclusion on this condensed interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed six month interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter

We draw your attention to disclosure made in Note 2.2 of the condensed six month interim financial information, which refer to material uncertainties deriving from the current economic conditions in Greece, the effects of the increased provisions for credit risk on the Group’s regulatory capital, the planned actions to restore the capital adequacy of the Group, as well as the material uncertainties regarding the macroeconomic environment, the developments in fiscal aggregates and the framework and process with respect to the recapitalization of the Greek banks. These material uncertainties may cast significant doubt on the Group’s ability to continue as a going concern.

Our review conclusion has not been qualified in respect of this matter.

Report on Other Legal and Regulatory Requirements

Our review has not revealed any inconsistency or discrepancy in the content of the other information in the six month financial report provided under article 5 of Law 3556/2007 when compared to the accompanying condensed six month interim financial information.

Athens, October 31, 2015

The Certified Public Accountant

Alexandra Kostara

Reg. No. SOEL : 19981

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

3a Fragoklissias & Granikou Str.

151 25 Marousi

Reg. No. SOEL: E 120

Statement of Financial Position

as at 30 June 2015

		Group		Bank
€ million	Note	30.06.2015	31.12.2014	30.06.2015	31.12.2014
ASSETS
Cash and balances with central banks		4,648	5,837	1,112	1,870
Due from banks		3,761	3,324	3,369	3,790
Financial assets at fair value through profit or loss		2,977	2,408	2,568	2,049
Derivative financial instruments		5,689	5,943	3,863	4,796
Loans and advances to customers	7	66,403	68,109	41,850	43,531
Investment securities		16,468	16,715	11,747	11,856
Investment property		955	912	6	6
Investments in subsidiaries		—	—	7,248	7,300
Equity method investments		130	141	6	10
Goodwill, software and other intangible assets		1,674	1,756	114	119
Property and equipment		2,038	2,109	251	260
Deferred tax assets		4,599	4,024	4,399	3,855
Insurance related assets and receivables		941	848	—	—
Current income tax advance		581	522	534	481
Other assets		2,459	2,591	1,639	1,768
Non-current assets held for sale	8	203	225	255	255
Total assets		113,526	115,464	78,961	81,946

LIABILITIES
Due to banks	9	32,011	22,226	28,779	20,481
Derivative financial instruments		5,435	6,258	4,693	5,706
Due to customers	10	55,681	64,929	35,960	44,130
Debt securities in issue	11	3,625	3,940	753	872
Other borrowed funds	11	2,435	2,051	857	871
Insurance related reserves and liabilities		2,588	2,532	—	—
Deferred tax liabilities		35	44	—	—
Retirement benefit obligations		337	337	272	270
Current income tax liabilities		39	75	—	—
Other liabilities		3,032	2,599	1,003	963
Liabilities associated with non-current assets held for sale	8	10	7	—	—
Total liabilities		105,228	104,998	72,317	73,293

SHAREHOLDERS’ EQUITY
Share capital	13	2,414	2,414	2,414	2,414
Share premium account	13	14,060	14,060	14,057	14,057
Reserves and retained earnings		(8,973)	(6,862)	(9,827)	(7,818)
Equity attributable to NBG shareholders		7,501	9,612	6,644	8,653

Non-controlling interests		714	772	—	—
Preferred securities		83	82	—	—
Total equity		8,298	10,466	6,644	8,653

Total equity and liabilities		113,526	115,464	78,961	81,946

Athens, 31 October 2015

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 23 to 47 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2015

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2015	30.06.2014	30.06.2015	30.06.2014

Interest and similar income		2,614	2,627	1,077	1,226
Interest expense and similar charges		(1,085)	(1,116)	(320)	(429)
Net interest income		1,529	1,511	757	797

Fee and commission income		383	390	112	121
Fee and commission expense		(126)	(124)	(111)	(112)
Net fee and commission income		257	266	1	9

Earned premia net of reinsurance		244	284	—	—
Net claims incurred		(182)	(247)	—	—
Earned premia net of claims and commissions		62	37	—	—

Net trading income / (loss) and results from investment securities		(22)	(62)	(40)	(85)
Net other income / (expense)		57	(14)	22	(9)
Total income		1,883	1,738	740	712

Personnel expenses		(598)	(554)	(299)	(286)
General, administrative and other operating expenses		(379)	(358)	(139)	(149)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(99)	(98)	(34)	(39)
Amortisation and write-offs of intangible assets recognised on business combinations		—	(3)	—	—
Finance charge on put options of non-controlling interests		—	(3)	—	(3)
Credit provisions and other impairment charges	4	(3,078)	(718)	(2,775)	(503)
Share of profit / (loss) of equity method investments		2	—	—	—
Profit / (loss) before tax		(2,269)	4	(2,507)	(268)

Tax benefit / (expense)	5	511	1,163	543	1,215
Profit / (loss) for the period		(1,758)	1,167	(1,964)	947

Attributable to:
Non-controlling interests		15	21	—	—
NBG equity shareholders		(1,773)	1,146	(1,964)	947

Earnings / (losses) per share - Basic and diluted	6	€(0.50)	€0.42	€(0.56)	€0.35

Athens, 31 October 2015

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 23 to 47 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2015

		Group		Bank
		6 month period ended		6 month period ended
€ million	Note	30.06.2015	30.06.2014	30.06.2015	30.06.2014

Profit / (loss) for the period		(1,758)	1,167	(1,964)	947

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(124)	64	(45)	(2)
Currency translation differences, net of tax		(250)	111	—	—
Cash flow hedge, net of tax		38	(46)	—	—
Total of items that may be reclassified subsequently to profit or loss		(336)	129	(45)	(2)

Other comprehensive income / (expense) for the period, net of tax	14	(336)	129	(45)	(2)

Total comprehensive income / (expense) for the period		(2,094)	1,296	(2,009)	945

Attributable to:
Non-controlling interests		17	24	—	—
NBG equity shareholders		(2,111)	1,272	(2,009)	945

Athens, 31 October 2015

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 23 to 47 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2015

	Group		Bank
	3 month period ended		3 month period ended
€ million	30.06.2015	30.06.2014	30.06.2015	30.06.2014

Interest and similar income	1,307	1,336	538	612
Interest expense and similar charges	(557)	(576)	(170)	(219)
Net interest income	750	760	368	393

Fee and commission income	192	203	56	61
Fee and commission expense	(66)	(66)	(58)	(59)
Net fee and commission income	126	137	(2)	2

Earned premia net of reinsurance	113	140	—	—
Net claims incurred	(83)	(123)	—	—
Earned premia net of claims and commissions	30	17	—	—

Net trading income / (loss) and results from investment securities	75	(128)	67	(121)
Net other income / (expense)	22	8	49	17
Total income	1,003	794	482	291

Personnel expenses	(306)	(278)	(150)	(143)
General, administrative and other operating expenses	(196)	(175)	(71)	(75)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(49)	(51)	(17)	(20)
Finance charge on put options of non-controlling interests	—	(3)	—	(3)
Credit provisions and other impairment charges	(2,595)	(351)	(2,432)	(252)
Share of profit / (loss) of equity method investments	2	—	—	—
Profit / (loss) before tax	(2,141)	(64)	(2,188)	(202)

Tax benefit / (expense)	532	1,040	543	1,066
Profit / (loss) for the period	(1,609)	976	(1,645)	864

Attributable to:
Non-controlling interests	5	11	—	—
NBG equity shareholders	(1,614)	965	(1,645)	864

Earnings / (losses) per share - Basic and diluted	€(0.46)	€0.32	€(0.47)	€0.28

Athens, 31 October 2015

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 23 to 47 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 June 2015

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.06.2015	30.06.2014	30.06.2015	30.06.2014

Profit/(loss) for the period		(1,609)	976	(1,645)	864

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(82)	56	(5)	(10)
Currency translation differences, net of tax		(305)	108	—	—
Cash flow hedge, net of tax		27	(64)	—	—
Total of items that may be reclassified subsequent to profit or loss		(360)	100	(5)	(10)

Other comprehensive income/(expense) for the period, net of tax		(360)	100	(5)	(10)

Total comprehensive income/(expense) for the period		(1,969)	1,076	(1,650)	854

Attributable to:
Non-controlling interests		7	14	—	—
NBG equity shareholders		(1,976)	1,062	(1,650)	854

Athens, 31 October 2015

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 23 to 47 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 June 2015

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for-sale	Currency				Other reserves &		Non-controlling Interests
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Retained earnings	Total	& Preferred securities	Total
Balance at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	64	106	—	(46)	—	2	126	3	129
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	1,146	1,146	21	1,167
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	64	106	—	(46)	—	1,148	1,272	24	1,296
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	—	2,500	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	—	—	(74)	—	(74)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(3)	(3)	—	(3)
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	1	—	1
Balance at 30 June 2014	1,060	1,354	13,866	194	(1)	171	(2,191)	(457)	(16)	(131)	(3,042)	10,807	787	11,594
Movements to 31 December 2014	—	—	—	—	1	(159)	216	—	(2)	(58)	(1,193)	(1,195)	67	(1,128)
Balance at 31 December 2014 and at 1 January 2015	1,060	1,354	13,866	194	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(124)	(242)	—	38	—	(10)	(338)	2	(336)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	(1,773)	(1,773)	15	(1,758)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(124)	(242)	—	38	—	(1,783)	(2,111)	17	(2,094)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	—	(73)	(73)
Balance at 30 June 2015	1,060	1,354	13,866	194	—	(112)	(2,217)	(457)	20	(189)	(6,018)	7,501	797	8,298

The notes on pages 23 to 47 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 June 2015

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
	Ordinary	Preference	Ordinary	Preference	Treasury	securities	translation	benefit	retained
€ million	shares	shares	shares	shares	shares	reserve	reserve	plans	earnings	Total
Balance at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(2)	—	—	—	(2)
Profit for the period	—	—	—	—	—	—	—	—	947	947
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(2)	—	—	947	945
Share capital increase	341	—	2,159	—	—	—	—	—	—	2,500
Share capital reduction of par value	—	—	(74)	—	—	—	—	—	—	(74)
Merger through absorption of subsidiaries	—	—	—	—	—	—	—	—	387	387
Balance at 30 June 2014	1,060	1,354	13,863	194	—	42	—	(120)	(6,252)	10,141
Movement to 31 December 2014	—	—	—	—	—	(126)	—	(41)	(1,321)	(1,488)
Balanced at 31 December 2014 & at 1 January 2015	1,060	1,354	13,863	194	—	(84)	—	(161)	(7,573)	8,653
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(45)	—	—	—	(45)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	(1,964)	(1,964)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(45)	—	—	(1,964)	(2,009)
Balance at 30 June 2015	1,060	1,354	13,863	194	—	(129)	—	(161)	(9,537)	6,644

The notes on pages 23 to 47 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2015

	Group		Bank
	6-month period ended		6-month period ended
€ million	30.06.2015	30.06.2014	30.06.2015	30.06.2014
Cash flows from operating activities
Profit / (loss) before tax	(2,269)	4	(2,507)	(268)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3,076	934	2,659	562

Depreciation and amortisation on property & equipment, intangibles and investment property	99	101	34	39
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(5)	(63)	9	(32)
Credit provisions and other impairment charges	3,080	770	2,776	503
Provision for employee benefits	14	9	6	4
Share of (profit) / loss of equity method investments	(2)	—	—	—
Finance charge on put options of non-controlling interests	—	3	—	3
Dividend income from investment securities	(2)	(2)	(71)	(24)
Net (gain) / loss on disposal of property & equipment and investment property	(71)	(2)	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	—	3
Net (gain) / loss on disposal of investment securities	4	(47)	13	(19)
Interest from financing activities and results from repurchase of debt securities in issue	85	101	24	24
Valuation adjustment on instruments designated at fair value through profit or loss	(131)	62	(132)	63
Negative goodwill	—	(1)	—	—
Other non-cash operating items	5	3	—	(2)

Net (increase) / decrease in operating assets:	(1,681)	(993)	(774)	1,396
Mandatory reserve deposits with Central Bank	531	(62)	32	69
Due from banks	(51)	(434)	315	(163)
Financial assets at fair value through profit or loss	(766)	1,319	(717)	1,133
Derivative financial instruments assets	48	(616)	729	(795)
Loans and advances to customers	(1,370)	(1,013)	(1,179)	878
Other assets	(73)	(187)	46	274

Net increase / (decrease) in operating liabilities:	409	(5,322)	(564)	(6,148)
Due to banks	9,785	(7,891)	8,298	(7,537)
Due to customers	(9,248)	1,088	(8,170)	199
Derivative financial instruments liabilities	(321)	1,032	(557)	1,076
Retirement benefit obligations	(14)	(265)	(2)	(260)
Insurance related reserves and liabilities	56	68	—	—
Income taxes paid	(159)	(88)	(54)	(30)
Other liabilities	310	734	(79)	404
Net cash from / (for) operating activities	(465)	(5,377)	(1,186)	(4,458)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(36)	—	—
Participation in share capital increase/(decrease) of subsidiaries	—	—	(6)	—
Disposal of equity method investments	(1)	1	—	—
Dividends received from investment securities & equity method investments	6	5	37	6
Purchase of property & equipment, intangible assets and investment property	(148)	(569)	(20)	(23)
Proceeds from disposal of property & equipment and investment property	99	5	—	—
Purchase of investment securities	(1,883)	(2,687)	(85)	(641)
Proceeds from redemption and sale of investment securities	2,109	4,330	204	2,214
Net cash (used in) / provided by investing activities	182	1,049	130	1,556

Cash flows from financing activities
Share capital increase	—	2,500	—	2,500
Proceeds from debt securities in issue and other borrowed funds	1,550	3,286	—	744
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1,545)	(1,864)	(3)	—
Disposal of shareholdings in subsidiaries without loss of control	—	(3)	—	(3)
Proceeds from disposal of treasury shares	57	42	—	—
Repurchase of treasury shares	(57)	(41)	—	—
Dividends paid to non-controlling interests	(74)	—	—	—
Share capital issue costs	—	(74)	—	(74)
Net cash from/ (for) financing activities	(69)	3,846	(3)	3,167
Effect of foreign exchange rate changes on cash and cash equivalents	(38)	20	31	6
Net increase / (decrease) in cash and cash equivalents	(390)	(462)	(1,028)	271
Cash and cash equivalents at beginning of period	4,449	4,255	3,768	3,498
Cash and cash equivalents at end of period	4,059	3,793	2,740	3,769

The notes on pages 23 to 47 form an integral part of these financial statements

Notes to the condensed Financial Statements

Group and Bank

NOTE 1:                                  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of American Depositary Receipts (ADRs). The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 175 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chair of the Board of Directors
Loukia-Tarsitsa P. Katseli

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis	Economist, Assistant General Manager of Latsis Group in Greece and member of the Executive Committee of John S. Latsis Public Benefit Foundation
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.
Andreas C. Boumis	Economist, Chairman and CEO of Hellinocypriaki S.A. Business Consultants

Greek State representative
Aggeliki J. Skandaliari

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 19 June 2015, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 19 June 2015 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 31 October 2015.

Notes to the Financial Statements

Group and Bank

NOTE 2:                                  Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the six month period ended 30 June 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

Liquidity

As a result of the negotiations between the new Greek government and the European Commission, the European Central Bank (“ECB”) and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement regarding Hellenic Republic’s financing needs, the uncertainty regarding the financing needs of the Hellenic Republic increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system has declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and June 2015 of €51.4 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance (“ELA”) to above €125.3 billion in July 2015 from €56.0 billion in December 2014, although such funding obligations declined slightly to €121.4 billion in September 2015.

In part as a response to the substantial contraction in deposits, on 28 June 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until 19 July 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of 60 Euros from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of 420 Euros per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

Particularly, the Bank suffered significant deposits outflows during the first six months of 2015 amounting to €8.4 billion, while after the capital controls a net inflow in the amount of €0.6 billion occurred between 1 July and 30 September 2015. The crisis in the Greek economy continues to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank.

Furthermore, in February 2015 the ECB lifted the waiver on the eligibility of Greek government bonds and bonds guaranteed by the Hellenic Republic as collateral for ECB funding. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

Following the above developments, NBG’s reliance on Eurosystem funding has increased, as at 30 June 2015 to €27.6 billion, of which €10.0 billion from ECB and €17.6 billion through ELA, while as of 30 September 2015, it has decreased to €25.6 billion, of which €15.5 billion through ELA. Total Eurosystem funding amounted to €14.2 billion at 31 December 2014, €20.7 billion at 31 December 2013 and €34.7 billion at 30 June 2012, when it reached the highest amount. Furthermore, as of 30 September 2015, additional financial assets of an estimated cash value €8.0 billion were available for further liquidity.

Macroeconomic developments

In view of the severe economic and financial disturbance that appeared to threat the participation of the country to the European Monetary Union (“EMU”) and the EU, the Greek government officially requested financial assistance from the European Union on 10 July 2015 with a view to restore confidence and enable the return of the economy to sustainable growth, and safeguarding the country’s financial stability. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM.

Indeed, on 19 August 2015 — and following the Eurogroup Statement of 14 August 2015 — the Board of Governors of the European Stability Mechanism (“ESM”) approved the proposal for a Financial Assistance Facility Agreement (“FFA”) with Greece, as well as adopted a Memorandum of Understanding (“MoU”) with Greece. On 20 August 2015, the first sub-tranche of €13 billion of the new Programme was disbursed for covering budget financing and debt servicing needs of the Greek state, €10 billion in ESM notes, have been made immediately available for bank recapitalization and resolution purposes and another €3 billion are planned to be disbursed by November 2015 following the completion of a set of prior actions.

The above favourable developments resulted in the upgrade of Greek sovereign debt by two rating agencies: S&P raised their rating by two notches to ‘CCC+’ on 21 July 2015, while Fitch upgraded Greek debt by one notch to ‘CCC’, on 18 August 2015.

Furthermore, the activation of the new Programme has already contributed to a notable improvement in market sentiment as reflected in the decline of 10 year Greek Government Bond spread over the German bund to below 7.9% in end-September and 7.2% in October from 18.5% in early July.

Capital

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 June 2015 decreased to 9.5%, mainly as a result of increased loan impairment allowances (see Note 2.4 and 4). Furthermore, the ECB published on 31 October 2015 the results of the Comprehensive Assessment it performed for the Greek systemic banks (see Note 17) and the Bank, according to ECB’s guidelines, plans to submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital shortfall as well as the additional needs arising from the adverse scenario.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) the agreement reached between the Institutions and the Hellenic republic in July/August 2015, which includes an amount of €25.0 billion available by the ESM for the recapitalisation of the Greek banks (if needed) and (c) the submission to the Greek Parliament of the Draft Law for the Greek banks recapitalisation framework.

Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is conditional on ECB approvals, there is a material uncertainty in relation to whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities, that may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of this material uncertainty depends, among other factors, for example, in the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

Furthermore, there is a material uncertainty in relation to whether NBG will be able to cover the capital shortfall determined by the Comprehensive Assessment, by successfully obtaining the required capital from private investors or other sources through a subsequent capital raising process and other planned actions aiming to restore its capital adequacy.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies adopted in these condensed interim financial statements are consistent with those in the published consolidated annual financial statements for the year ended 31 December 2014.

New standards, amendments and interpretations to existing standards applied from 1 January 2015

In December 2013, IASB issued “Annual Improvements to IFRSs 2011-2013 Cycle”. These improvements are effective from 1 July 2014 and are applied by the Group and the Bank in these interim financial statements. The nature and the effect of these amendments are set out below:

Impact of the application of IFRS 3 (Amendment)

The amendment clarifies that IFRS 3 Business Combinations excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. There was no impact from the amendment of IFRS 3 in the interim consolidated financial statements.

Impact of the application of IFRS 13 (Amendment)

IFRS 13, Fair Value Measurement clarifies that the portfolio exception in paragraph 52 for measuring the fair value of a group of financial assets and financial liabilities on a net basis, includes all contracts that are within the scope of, and accounted for in accordance with IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities in IAS 32 “Financial Instruments: Presentation”. There was no impact from the amendment of IFRS 13 in the interim financial statements of the Group and the Bank.

Impact of the application of IAS 40 (Amendment)

IAS 40, Investment Property clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transactions meet the definition of a business combination under IFRS 3. There was no impact from the amendment of IAS 40 in the interim financial statements.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2014, except for those relating to the calculation of loan impairment allowances, as described below.

Impairment losses on loans and advances to customers

During 2015, the management of the Bank revised its estimates regarding the losses incurred in the loan portfolios at the reporting date by revisiting the underlying assumptions used as inputs in both the collective and the individual impairment assessment models.

The main reasons leading to management revising its estimates over certain inputs of the methodology applied relate to the following:

•                  The domestic political uncertainty which has weighed significantly on financial and economic conditions.

A significant driver of this uncertainty was the protracted and ultimately unsuccessful series of negotiations regarding the extension of the Second Program between the Hellenic Republic and the Institutions until July 2015, against the backdrop of great political uncertainty within Greece. These negotiations delayed the implementation of remaining structural reforms under the Second Program and the disbursement of related official financing and contributed to an increase of uncertainty, with a resulting adverse effect on economic conditions in the second quarter of 2015. Moreover, in June 2015 the Greek Government announced that a public referendum would be held on 5 July 2015, on a provisional draft financial assistance plan. In combination with a standstill in the negotiations with lenders and the fact that the Hellenic Republic was in arrears on its indebtedness held by the IMF from the end of June 2015, the Institutions decided to let the Second Program expire on 30 June 2015, while the Eurosystem imposed a freeze on financing for the benefit of Greek public debt. Capital controls were also imposed on 28 June 2015 in conjunction with a bank holiday that lasted until 19 July 2015.

•                  The downward revision of key macroeconomic indicators in Greece. In particular:

•                  economic and financial conditions in Greece deteriorated significantly since December 2014, with revised official estimates suggesting that the Greek economy is going to re-enter recession in 2015-16, compared with previous estimates for a solid expansion. In this respect, real GDP growth forecasts for 2015 have been downwardly revised to a projection for an annual contraction in GDP of -2.3% in 2015 according to the latest IMF forecasts (Source: IMF, World Economic Outlook, October 2015), from previous GDP growth forecasts for the same year, of +2.5% in February 2015 and +0.5% in May 2015 (Source: EU Commission Winter and Spring Economic forecasts respectively). Accordingly GDP growth forecasts for 2016 have been revised twice by EU Commission to 2.9% in May (Source: EU Commission, Spring forecast, May 2015) and -1.3% in August (Source: EU Commission, Debt Sustainability Analysis, August 2015) compared with +3.6% in February (Source: EU Commission, Winter forecast, February 2015)

•                  accordingly, annual unemployment rate is expected to increase to 26.8% in 2015 and 27.1% in 2016 (Source: IMF, World Economic Outlook, October 2015), compared with initial estimates for a decline to 25.6% in 2015 and 23.2% in 2016 (Source: EU Commission, Spring forecast, May 2015)

•                  pressure on house prices increased with the annual drop accelerating to 5.6% y-o-y in Q2 from 4.1% in Q1:2015.

•                  the sharp deterioration in liquidity conditions reflected at the cumulative deposit withdrawal of €51.4 billion (including Government deposits) between November 2014 and June 2015 or about 27.5% of Greek banks deposits in November 2014.

•                  decline in economic activity measured in June/July 2015, as reflected by the readings of activity indicators that are currently available for this period. For instance, retail trade volume declined by 5.9% year over year in July (Source: EL.STAT.).

For individually assessed loans, judgment was exercised in evaluating all recent relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay. A change in estimate was also required for loans to borrowers showing signs of financial difficulty in market sectors experiencing economic stress, particularly where the likelihood of repayment and expected recoveries were affected by the prospects of refinancing or asset disposal at a value lower than previously anticipated. For those loans where objective evidence of impairment exists, management determined the size of the allowance required based on updated information and a range of relevant factors such as the realisable value of security, the likely dividend available on liquidation or bankruptcy, the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations.

For the collectively assessed portfolios the Bank recalibrated its internal models and updated its assumptions in order to better reflect the current market conditions and expectations, as discussed above, as they encompass more recent information for the political and macroeconomic environment.

Following the above changes:

•                  Impairment Loss on Retail Lending has increased to €1,386 million for the 6-month period ended 30 June 2015 and as a result the allowance for loan losses on Retail Lending as at 30 June 2015 has increased to €7,717 million.

•                  Impairment Loss on Corporate Lending has increased to €1,484 million for the 6-month period ended 30 June 2015 and as a result, the allowance for loan losses on Corporate Lending as at 30 June 2015 has increased to €5,409 million.

Notes to the Financial Statements

Group and Bank

NOTE 3:                                  Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million except for exposures transferred to the Special Assets Unit (“SAU”)). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30.06.2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	264	305	87	45	22	164	573	69	1,529
Net fee and commission income	39	45	3	(78)	3	48	198	(1)	257
Other	4	(22)	(6)	(148)	63	10	67	129	97
Total income	307	328	84	(181)	88	222	838	197	1,883
Direct costs	(220)	(26)	(4)	(23)	(41)	(127)	(434)	(13)	(888)
Allocated costs and provisions(1)	(1,281)	(876)	(575)	(14)	(6)	(63)	(229)	(222)	(3,266)
Share of profit of equity method investments	—	—	—	1	1	1	(1)	—	2
Profit / (loss) before tax	(1,194)	(574)	(495)	(217)	42	33	174	(38)	(2,269)
Tax benefit / (expense)									511
Loss for the period									(1,758)
Non-controlling interests									15
Loss attributable to NBG equity shareholders									(1,773)

Segment assets as at 30.06.2015
Segment assets	21,458	13,097	2,269	11,249	2,922	9,669	28,249	19,433	108,346
Deferred tax assets and Current income tax advance									5,180
Total assets									113,526

Segment liabilities as at 30.06.2015
Segment liabilities	33,039	176	92	29,836	2,398	6,964	23,813	8,836	105,154
Current income and deferred tax liabilities									74
Total liabilities									105,228

Segment assets as at 31.12.2014
Segment assets	22,227	12,177	2,587	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance									4,546
Total assets									115,464

Segment liabilities as at 31.12.2014
Segment liabilities	37,913	909	101	25,127	2,344	7,582	22,754	8,149	104,879
Current income and deferred tax liabilities									119
Total liabilities									104,998

Presentation of SAU segment incorporated into the retail and corporate business segments in accordance with IFRS 8 Segment reporting

6 month period ended 30.06.2015	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	284	372	45	22	164	573	69	1,529
Net fee and commission income	39	48	(78)	3	48	198	(1)	257
Other	2	(26)	(148)	63	10	67	129	97
Total income	325	394	(181)	88	222	838	197	1,883
Direct costs	(222)	(28)	(23)	(41)	(127)	(434)	(13)	(888)
Allocated costs and provisions(1)	(1,372)	(1,360)	(14)	(6)	(63)	(229)	(222)	(3,266)
Share of profit of equity method investments	—	—	1	1	1	(1)	—	2
Profit / (loss) before tax	(1,269)	(994)	(217)	42	33	174	(38)	(2,269)
Tax benefit / (expense)								511
Loss for the period								(1,758)
Non-controlling interests								15
Loss attributable to NBG equity shareholders								(1,773)

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6 month period ended 30.06.2015	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	282	380	104	28	154	522	41	1,511
Net fee and commission income	35	50	(64)	3	45	197	—	266
Other	11	(25)	(21)	57	5	(24)	(42)	(39)
Total income	328	405	19	88	204	695	(1)	1,738
Direct costs	(234)	(22)	(25)	(50)	(116)	(370)	(32)	(849)
Allocated costs and provisions(1)	(432)	(232)	(8)	(1)	(57)	(139)	(16)	(885)
Share of profit of equity method investments	—	—	(2)	1	1	—	—	—
Profit / (loss) before tax	(338)	151	(16)	38	32	186	(49)	4
Tax benefit / (expense)								1,163
Profit for the period								1,167
Non-controlling interests								21
Profit attributable to NBG equity shareholders								1,146

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

NOTE 4:                                  Credit provisions and other impairment charges

	Group		Bank
	30.06.2015	30.06.2014	30.06.2015	30.06.2014
a. Impairment charge for credit losses
Loans and advances to customers	2,870	706	2,604	498
	2,870	706	2,604	498
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	1	—	—	—
Equity securities	6	—	2	—
	7	—	2	—
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	49	3	2	—
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	—	61	—
Legal and other provisions	152	9	106	5
	201	12	169	5

Total	3,078	718	2,775	503

NOTE 5:                                  Tax benefit /(expense)

	Group		Bank
	30.06.2015	30.06.2014	30.06.2015	30.06.2014

Current tax	(63)	(7)	(1)	7
Deferred tax	574	1,170	544	1,208
Tax benefit / (expense)	511	1,163	543	1,215

The nominal corporation tax rate for the Bank for 2015 and 2014 is 26%.

The Group has recognized a deferred tax asset of €4,599 of which €4,399 million relates to the Bank. As of 30.06.2015 the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset, based on the actual performance in the first six month period and detailed financial projections up to end-2018. Following the recoverability test, the Bank increased the deferred tax asset by €544 million, reflecting the increased allowances for loan losses recognized during the period.

On 16 July 2015, a new Law 4334/2015 was voted, relating to immediate prerequisites for negotiation and agreement with European Stability Mechanism (ESM), by which the corporation tax rate is increased to 29%. The increase is effective from 1 January 2015 onwards but has not been reflected in these interim financial statements, because it was enacted subsequent to 30 June 2015.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 19.

Notes to the Financial Statements

Group and Bank

NOTE 6:           Earnings / (losses) per share

	Group		Bank
	30.06.2015	30.06.2014	30.06.2015	30.06.2014

Profit/(loss) for the period attributable to NBG equity shareholders	(1,773)	1,146	(1,964)	947
Earnings/(losses) for the period attributable to NBG ordinary shareholders	(1,773)	1,146	(1,964)	947

Weighted average number of ordinary shares outstanding for basic and diluted EPS	3,532,596,412	2,714,084,173	3,533,149,631	2,714,479,054

Earnings/(losses) per share - Basic and diluted	(0.50)	0.42	(0.56)	0.35

NOTE 7:           Loans and advances to customers

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014
Mortgages	21,395	21,956	17,959	18,204
Consumer loans	8,883	8,780	4,309	4,372
Credit cards	4,688	4,895	1,236	1,322
Small business lending	7,131	6,851	4,074	4,099
Retail lending	42,097	42,482	27,578	27,997
Corporate and public sector lending	37,432	36,201	25,320	24,274
Total before allowance for impairment on loans and advances to customers	79,529	78,683	52,898	52,271
Less: Allowance for impairment on loans and advances to customers	(13,126)	(10,574)	(11,048)	(8,740)
Total	66,403	68,109	41,850	43,531

Included in the Group’s loans and advances to customers, as at 30 June 2015, are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €28 million (31 December 2014: €42 million). The Bank has no loans and advances to customers designated at fair value through profit or loss.

As at 30 June 2015, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,247 million (31 December 2014: €6,628 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a free standing derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:                                  Non-current assets held for sale and liabilities associated with non-current assets held for sale

Assets held for sale mainly comprise Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

On February 10, 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor are considering a solution within the context of existing competitive process. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and has been extended to 30 November 2015 in agreement with the Preferred Investor. Given that the delay is caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met. As at 30 June 2015 the cost of investment in Astir Palace Vouliagmenis S.A. classified as non-current assets held for sale on the Bank’s Statement of Financial Position is €255 million and the Group’s share of Astir Palace Vouliagmenis S.A. net assets is €131 million.

In addition, the carrying amount of €2 million of the Group’s joint venture company UBB-AIG Insurance Company AD has been reclassified to non-current assets held for sale.

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
30.06.2015
Cash	1
Intangible and tangible assets	184
Other	16
Total assets	201

Retirement benefit obligations	1
Other	9
Total liabilities associated with non-current assets held for sale	10

NOTE 9:                                  Due to banks

“Due to Banks” includes the Bank’s funding from the Eurosystem. During the period ended 30 June 2015 the Bank’s funding was increased to €27.6 billion from €14.2 billion at 31 December 2014.

NOTE 10:                           Due to customers

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014
Deposits:
Individuals	42,832	48,430	28,672	34,408
Corporate	9,845	12,684	4,460	6,103
Government and agencies	2,637	3,345	2,474	3,160
Other	367	470	354	459
Total	55,681	64,929	35,960	44,130

Notes to the Financial Statements

Group and Bank

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014
Deposits:
Savings accounts	16,391	17,838	14,196	15,753
Current & Sight accounts	7,855	8,803	5,542	6,387
Time deposits	30,372	37,158	15,226	20,944
Other deposits	640	576	596	540
	55,258	64,375	35,560	43,624
Securities sold to customers under agreements to repurchase	56	84	46	47
Other	367	470	354	459
	423	554	400	506
Total	55,681	64,929	35,960	44,130

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 June 2015, these deposits amount to €5 million (2014: €16 million) for both the Group and the Bank.

NOTE 11:                           Debt securities in issue and other borrowed funds

The major debt securities in issue and other borrowed funds raised from 1 January 2015 to 30 June 2015 are as follows:

On 10 April 2015, Finansbank issued TRY 258 million Dibs plus 0.60% floating rate notes, matured in September 2015.

On 30 April 2015, Finansbank issued TRY 115 million Dibs plus 0.80% floating rate notes, matured in July 2015.

On 8 May 2015, Finansbank issued TRY 311 million 10.90% fixed rate notes, matured in August 2015.

On 18 June 2015, Finansbank issued TRY 150 million 10.35% fixed rate notes, matured in September 2015.

The major debt securities in issue and other borrowed funds raised after 30 June 2015 are as follows:

On 29 July 2015, Finansbank issued TRY 134 million 10.80% fixed rate notes, matured in October 2015.

On 6 August 2015, Finansbank issued TRY 279 million 11.00% fixed rate notes, maturing in November 2015.

On 18 September 2015, Finansbank obtained a floating rate loan at an amount of USD 280 million from EBRD, IFC, Standard Chartered Bank and Wells Fargo Bank through Bosphorus Financial Services Limited Company, which is totally owned by Finansbank, under the backed securitization program with 5 years of maturity. Interest is paid quarterly and is set at Libor plus 2.62%.

NOTE 12:                           Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement.  However, at 30 June 2015 the Group and the Bank have provided for cases under litigation the amounts of €57 million and €42 million respectively (31 December 2014: €67 million and €55 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2014. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank has appealed the decision and according to Tax and Legal opinion expects that will be vindicated. The tax audit certificates for the years 2011, 2012, 2013 and 2014 were unqualified and issued by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., on 27 July 2012, 27 September 2013, 10 July 2014 and 30 October 2015 respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, 2011 and 2012 are considered final for tax audit purposes and 2013 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to Note 19.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit,

Notes to the Financial Statements

Group and Bank

commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014

Commitments to extend credit*	7	6	7	6
Standby letters of credit and financial guarantees written	6,286	6,503	3,580	3,935
Commercial letters of credit	916	796	552	424
Total	7,209	7,305	4,139	4,365

* Commitments to extend credit at 30 June 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 June 2015 are €16,229 million for the Group (31 December 2014: €15,694 million) and €6,500  million for the Bank (31 December 2014: €6,417 million)

d. Assets pledged

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014
Assets pledged as collateral	31,385	13,336	29,095	11,684

As at 30 June 2015, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €13,859 million (Bank: €11,569 million); and

•                  loans and advances to customers amounting to €11,191 million (Bank: €11,191 million).

•                  covered bonds of a nominal value of €4,000 million (Bank: €4,000 million) backed with mortgage loans as total value of €6,335 million (Bank: €6,335 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem and financial institutions:

•                  floating rate notes of €14,766 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €2,109 million obtained from public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customer loans.

In addition to the pledged items presented in the table above, as at 30 June 2015, the Group and the Bank have pledged an amount of €323 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014

No later than 1 year	95	95	82	82
Later than 1 year and no later than 5 years	266	272	317	315
Later than 5 years	95	110	1,371	1,407
Total	456	477	1,770	1,804

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

Notes to the Financial Statements

Group and Bank

NOTE 13:                           Share capital, share premium and treasury shares

The total number of ordinary shares as at 30 June 2015 and 31 December 2014 was 3,533,149,631, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 June 2015 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	3,533,149,631	0.30	1,060	13,866	14,926
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4	194	198
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350		1,350
Total share capital			2,414	14,060	16,474

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 30 June 2015, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2014	397,655	2
Purchases	32,698,747	81
Sales	(33,095,326)	(83)
At 31 December 2014	1,076	—

Purchases	48,852,171	57
Sales	(48,395,781)	(57)
At 30 June 2015	457,466	—

NOTE 14:                           Tax effects relating to other comprehensive income / (expense) for the period

	6 month period ended			6 month period ended
	30.06.2015			30.06.2014
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(147)	15	(132)	147	(28)	119
Less: Reclassification adjustments included in the income statement	6	2	8	(63)	8	(55)
Available-for-sale securities	(141)	17	(124)	84	(20)	64
Currency translation differences	(250)	—	(250)	111	—	111
Cash flow hedge	47	(9)	38	(58)	12	(46)
Total of items that may be reclassified subsequently to profit or loss	(344)	8	(336)	137	(8)	129

Other comprehensive income / (expense) for the period	(344)	8	(336)	137	(8)	129

Notes to the Financial Statements

Group and Bank

	6 month period ended			6 month period ended
	30.06.2015			30.06.2014
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(59)	—	(59)	17	—	17
Less: Reclassification adjustments included in the income statement	14	—	14	(19)	—	(19)
Available-for-sale securities	(45)	—	(45)	(2)	—	(2)
Total of items that may be reclassified subsequently to profit or loss	(45)	—	(45)	(2)	—	(2)

Other comprehensive income / (expense) for the period	(45)	—	(45)	(2)	—	(2)

NOTE 15:                           Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 6-month period ended 30 June 2015 and 30 June 2014 and the significant balances outstanding at 30 June 2015 and 31 December 2014 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.12% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rate of total amount €5 million as of 30 June 2015 (31 December 2014: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 June 2015, loans, deposits and letters of guarantee, at Group level, amounted to €105 million, €18 million and €14 million respectively (31 December 2014: €108 million, €16 million and €15 million respectively), whereas the corresponding figures at Bank level amounted to €104 million, €8 million and €14 million (31 December 2014: €107 million, €6 million and €15 million respectively).

Total compensation to related parties amounted to €14 million (30 June 2014: €11 million) for the Group and to €3 million (30 June 2014: €3 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	30.06.2015	31.12.2014

Assets	18	16
Liabilities	34	44
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	2

	6 month period ended
	30.06.2015	30.06.2014

Interest, commission and other income	18	18
Interest, commission and other expense	4	4

Notes to the Financial Statements

Group and Bank

	Bank
	30.06.2015			31.12.2014
	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	3,570	18	3,588	3,292	16	3,308
Liabilities	1,530	11	1,541	2,474	9	2,483
Letters of guarantee, contingent liabilities and other off balance sheet accounts	3,183	2	3,185	3,292	2	3,294

	6 month period ended 30.06.2015			6 month period ended 30.06.2014
Interest, commission and other income	62	—	62	61	1	62
Interest, commission and other expense	83	1	84	92	2	94

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 30 June 2015 amounted to €725 million (31 December 2014: €674 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 June 2015, amounted to €140 million and €66 million respectively (31 December 2014: €142 million and €72 million respectively).

NOTE 16:                           Acquisitions, disposals and other capital transactions

On 1 October 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC, according to the provisions of Company Law 2190/1920 and Greek Law 2166/1993, was completed by virtue of the no. 100279/1.10.2015 announcement issued by the Ministry of Economy, Infrastructure, Shipping and Tourism. The company has been renamed to “NBG Pangaea Real Estate Investment company”, with distinctive title “NBG Pangaea REIC”.

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired, for a consideration of €11 million, 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. As certain terms of the Agreement were not met by the Seller by 30 September 2015, Pangaea proceeded with the unwinding of the acquisition, as provided for in the Agreement, for a total consideration of €12.3 million (i.e. the initial consideration €11 million plus compensation of €1.3 million). The amount of €12.3 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers.

On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 30 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Ministry of Development.

NOTE 17:                           Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.  CRD IV revised the definition of regulatory capital and its components at each level.

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	30.06.2015	31.12.2014	30.06.2015	31.12.2014

Common Equity Tier 1	9.5%	13.5%	15.4%	21.1%
Tier 1	9.5%	13.5%	15.6%	21.4%
Total	9.6%	13.6%	15.7%	21.8%

Notes to the Financial Statements

Group and Bank

Comprehensive assessment 2015

In accordance with the Euro Summit Statement of 12 July 2015 and ECB Decision of 5 August 2015, the ECB conducted a comprehensive assessment (“CA”) of the four systemic Greek banks.

The CA consisted of an Asset Quality Review (“AQR”) and a Stress Test (“ST”) including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of 30 June 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG’s financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

Under the Baseline Scenario (including AQR adjustments), the ST generated an additional negative impact on NBG’s regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the Baseline scenario. Therefore the Baseline ST implies a capital shortfall of €1,576 million.

More specifically, the significant cumulative losses for NBG’s domestic business projected in the baseline scenario, stem both from the reduced expectations for pre-provision income as well as increased credit losses beyond those identified in the AQR, arising from the projected weak economic environment during the 30 month period to 2017. In addition, the baseline scenario incorporates a reduction of the expected capital generated from the capital actions outlined in NBG’s Restructuring Plan, approved on 23 July 2014.

Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of €4,602 million (an additional €3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

The adverse scenario represents NBG’s financial position under severe stress conditions, assuming an impairment of the Greek sovereign exposure, an increase in domestic credit losses, more conservative pre-provision income and stress on NBG’s international operations, which were broadly unaffected in the baseline scenario.

In the following days, NBG plans to submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital shortfall as well as the additional needs arising from the adverse scenario.

Comprehensive assessment 2014

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank (“ECB”) (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

The Adverse Dynamic Balance Sheet stress test, which was based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the six month period ended 30 June 2014, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

DTC Law

Article 27A  of Law 4172/2013, “DTC Law”), as currently in force, allows, under certain conditions, and from 2017 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses and accumulated provisions for credit losses recognised on 30 June 2015 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2016 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. In such case the Bank will issue conversion rights for an amount of 100% of the Tax Credit receivable in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 June 2015, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.4 billion.

NOTE 18:                           Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.06.2015	30.06.2015

Financial Assets
Loans and advances to customers	66,375	63,752
Held-to-maturity investment securities	1,484	1,522
Loans-and-receivables investment securities	10,778	9,991

Financial Liabilities
Due to customers	55,676	55,700
Debt securities in issue	2,872	2,469
Other borrowed funds	2,435	2,433

[

Notes to the Financial Statements

Group and Bank

	Carrying amounts	Fair values
	31.12.2014	31.12.2014

Financial Assets
Loans and advances to customers	68,067	67,050
Held-to-maturity investment securities	1,553	1,690
Loans-and-receivables investment securities	10,387	9,808

Financial Liabilities
Due to customers	64,913	64,895
Debt securities in issue	3,068	2,932
Other borrowed funds	2,051	2,048

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	30.06.2015	30.06.2015

Financial Assets
Loans and advances to customers	41,850	39,338
Held-to-maturity investment securities	1,022	1,118
Loans-and-receivables investment securities	10,440	9,757

Financial Liabilities
Due to customers	35,955	35,980
Other borrowed funds	857	347

	Carrying amounts	Fair values
	31.12.2014	31.12.2014

Financial Assets
Loans and advances to customers	43,531	42,535
Held-to-maturity investment securities	961	1,082
Loans-and-receivables investment securities	10,117	9,574

Financial Liabilities
Due to customers	44,114	44,094
Other borrowed funds	871	646

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 June 2015 and 31 December 2014:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Notes to the Financial Statements

Group and Bank

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 30 June 2015 and 31 December 2014:

Financial instruments measured at fair value - Group

	Fair value measurement using			Total asset/ liability at
As at 30 June 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	254	2,709	14	2,977
Derivative financial instruments	1	5,677	11	5,689
Loans and advances to customers designated as at fair value through profit or loss	—	—	28	28
Available-for-sale investment securities	2,723	1,384	50	4,157
Insurance related assets and receivables	211	426	11	648
Total	3,189	10,196	114	13,499

Liabilities
Due to customers designated as at fair value through profit or loss	—	5	—	5
Derivative financial instruments	—	5,435	—	5,435
Debt securities in issue designated as at fair value through profit or loss	—	753	—	753
Liabilities relating to unit-linked investment contracts	—	334	—	334
Other liabilities	1	—	—	1
Total	1	6,528	—	6,528

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	142	2,251	15	2,408
Derivative financial instruments	3	5,912	28	5,943
Loans and advances to customers designated as at fair value through profit or loss	—	—	42	42
Available-for-sale investment securities	2,651	2,022	50	4,723
Insurance related assets and receivables	266	291	11	568
Total	3,062	10,476	146	13,684

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	6,256	1	6,258
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Liabilities relating to unit-linked investment contracts	—	252	—	252
Other liabilities	4	—	—	4
Total	5	7,396	1	7,402

Financial instruments measured at fair value - Bank

	Fair value measurement using			Total asset/ liability at
As at 30 June 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	221	2,333	14	2,568
Derivative financial instruments	1	3,851	11	3,863
Available-for-sale investment securities	42	208	8	258
Total	264	6,392	33	6,689

Liabilities
Due to customers designated as at fair value through profit or loss	—	5	—	5
Derivative financial instruments	—	4,693	—	4,693
Debt securities in issue designated as at fair value through profit or loss	—	753	—	753
Total	—	5,451	—	5,451

Notes to the Financial Statements

Group and Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	116	1,919	14	2,049
Derivative financial instruments	3	4,765	28	4,796
Available-for-sale investment securities	42	700	8	750
Total	161	7,384	50	7,595

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	5,704	1	5,706
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Total	1	6,592	1	6,594

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2014 and during the period ended 30 June 2015.

Level 3 financial instruments

Level 3 financial instruments at 30 June 2015 and 31 December 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans carried at fair value through profit or loss and are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 June 2015 and 31 December 2014, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 30 June 2015 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Transfers from Level 2 into Level 3 for the year ended 31 December 2014 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

All transfers are assumed to occur at the end of the reporting period.

Reconciliation of fair value measurements in Level 3 — Group

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	—	(11)	—	—	(2)
Purchases	—	1	—	—	—
Settlements	(1)	2	—	—	(12)
Transfer into/ (out of) level 3	—	(8)	—	—	—
Balance at 30 June	14	11	50	11	28

Notes to the Financial Statements

Group and Bank

	2014
					Loans and
					advances to
					customers
	Financial				designated
	assets at fair	Net	Available-	Insurance	as at Fair
	value	Derivative	for-sale	related	Value
	through	financial	investment	assets and	through
	profit or loss	instruments	securities	receivables	profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	18	(8)	1	—	3
Purchases	—	4	—	—	—
Settlements	(27)	—	—	—	(37)
Transfer into/ (out of) level 3	—	12	3	—	—
Balance at 31 December	15	27	50	11	42

Reconciliation of fair value measurements in Level 3— Bank

	2015
	Financial
	assets at fair	Net	Available-
	value	Derivative	for-sale
	through	financial	investment
	profit or loss	instruments	securities
Balance at 1 January	14	27	8
Gain / (losses) included in Income statement	—	(11)	—
Purchases	—	1	—
Settlements	—	2	—
Transfer into/ (out of) level 3	—	(8)	—
Balance at 30 June	14	11	8

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(8)	1
Purchases	—	4	—
Settlements	(28)	—	—
Transfer into/ (out of) level 3	—	12	—
Balance at 31 December	14	27	8

Notes to the Financial Statements

Group and Bank

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for both, the period ended 30 June 2015 and the year ended 31 December 2014.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 30 June 2015 for the Group to Nil, €(2) million and Nil respectively (31 December 2014: Nil, Nil and Nil respectively).

At Bank level, changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relate to financial assets at fair value through profit or loss and net derivative financial instruments and amount to Nil and €(2) million respectively for the period ended 30 June 2015 (31 December 2014: Nil and Nil respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements June 2015

	Fair Value		Significant Unobser vable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	14	Price Based	Price	28.27		100.55

Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.5		7.4
	30	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)

Loans and advances to customers designated as at fair value through profit or Loss	28	Discounted Cash Flows	Credit Spread	200	bps	1300	bps

Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	67.79%		90.00%

Other Derivatives	3	Discounted Cash Flows	FX Pair Correlation	50.00%		89.50%

Insurance related assets and receivables	11	Price Based	Price	99.98		99.98

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements  31 December 2014

	Fair Value		Significant Unobser vable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	15	Price Based	Price	28.90		103.01

Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	30	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)

Loans and advances to customers designated as at fair value through profit or Loss	42	Discounted Cash Flows	Credit Spread	200	bps	1300	bps

Interest Rate Derivatives	18	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	67.79%		94.64%

Other Derivatives	4	Market Standard Black Scholes Model	FX pair correlation	-37.20%		88.75%
	1	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps

Insurance related assets and receivables	11	Price Based	Price	100.34		100.34

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between  two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 19:                  Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.69% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2015	31.12.2014	30.06.2015	31.12.2014

NBG Securities S.A. (*)	Greece	2009-2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A. (*)	Greece	2009-2010 & 2013- 2014	100.00%	100.00%	98.10%	98.10%
Ethniki Leasing S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (*)	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven) (1)	Greece	2005-2014	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2014	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010 & 2013-2014	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (*), (2)	Greece	2006-2010 & 2013-2014	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(2)	Greece	2013-2014	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2014	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2014	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC(*)	Greece	2010 & 2013-2014	32.69%	32.69%	32.69%	32.69%
Karela S.A.	Greece	2010-2014	32.69%	32.69%	—	—
MIG Real Estate REIC	Greece	2010 & 2013-2014	31.69%	31.68%	—	—
FB Insurance Agency Inc (1)	Greece	2012-2014	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (*)	Greece	2010 & 2013-2014	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(*), (1)	Greece	2010 & 2013-2014	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (*)	Greece	2013-2014	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A. (*)	Greece	2010 & 2013-2014	99.98%	99.98%	99.90%	99.90%
Finansbank A.S.	Turkey	2010-2014	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing)	Turkey	2010-2014	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest)	Turkey	2010-2014	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management)	Turkey	2010-2014	99.81%	99.81%	0.02%	0.02%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (1)	Turkey	2010-2014	81.28%	81.28%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech)	Turkey	2010-2014	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)	Turkey	2010-2014	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance)	Turkey	2013-2014	50.90%	50.90%	—	—
NBG Malta Holdings Ltd	Malta	2006-2014	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2014	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2009-2014	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2009-2014	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2014	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2014	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2009-2014	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2014	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2014	100.00%	100.00%	—	—
PLAZA WEST A.D.	Bulgaria	—	32.69%	—	—	—
NBG Securities Romania S.A.	Romania	2009-2014	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2009-2014	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2008-2014	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2014	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2014	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2010-2014	31.68%	31.67%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2009-2014	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2014	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2009-2014	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2014	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (1)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2014	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2014	99.79%	99.79%	76.21%	76.21%
NBG Asset Management Luxemburg S.A.	Luxembourg	2010-2014	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2014	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2014	100.00%	100.00%	—	—

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.06.2015	31.12.2014	30.06.2015	31.12.2014

Revolver APC Limited (Special Purpose Entity)(1)	U.K.	2014	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)(1)	U.K.	2014	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2014	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2014	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2014	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2010-2014	32.69%	32.69%	—	—
Fondo Picasso	Italy	2010-2014	32.69%	32.69%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2014	100.00%	100.00%	100.00%	100.00%

(*) The financial years 2011 to 2014 were audited by the external auditor. The tax audit certificates of years 2011, 2012, 2013 and 2014 that were issued were unqualified. The years 2011 and 2012 are considered final for tax audit purposes and 2013 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) Companies under liquidation.

(2) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. have been reclassified to Non-current assets held for sale (see NOTE 8:  Non-current assets held for sale and liabilities associated with non-current assets held for sale).

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	30.06.2015	31.12.2014	30.06.2015	31.12.2014

Social Securities Funds Management S.A.	Greece	2010 & 2013-2014	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2014	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2013-2014	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010 & 2013-2014	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A.	Greece	1.7.2009-30.6.2010 & 2013-2014	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2014	21.83%	21.83%	21.83%	21.83%
SATO S.A.	Greece	2006-2010 & 2013-2014	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014	33.60%	33.60%	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2010-2014	33.27%	33.27%	—	—
Cigna Finans Pension	Turkey	2010-2014	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	2009-2014	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2014	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2014	19.98%	19.98%	—	—

(1) Under liquidation

(2) The UBB AIG Insurance Company A.D. has been reclassified to Non-current assets held for sale

NOTE 20:                  Events after the reporting period

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, which was voted by the Greek Parliament on 23 July 2015, implemented in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund.

Notes to the Financial Statements

Group and Bank

Other events after the reporting period are described in:

•                  Note 2.2 Going concern

•                  Note 5 Tax benefit/(expense)

•                  Note 11 Debt securities in issue and other borrowed funds

•                  Note 16 Acquisitions, disposals and other capital transactions

•                  Note 17 Capital adequacy

NOTE 21:                  Reclassifications of financial assets

In 2015, the Group and the Bank reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. The nominal and the carrying amount of the reclassified bonds on 30 June 2015 were €523 million and €355 million respectively.

With respect to the reclassified bonds, during the period ended 30 June 2015 and prior to the reclassification, a loss of €121 million was recognized in other comprehensive income net of tax whereas interest income, recognised during the period ended 30 June 2015, amounted to €11 million.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 June 2015, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank, is €1,026 million and €968 million respectively. The market value of these securities is €190 million for the Group and €176 million for the Bank. During the period ended 30 June 2015, €8 million and €6 million of interest income were recognised by the Group and the Bank respectively. Had these securities not been reclassified, the available-for-sale securities reserve, net of tax, would have been lower by €87 million. Respectively, the available-for-sale securities reserve for the Bank would have been lower by €60 million.

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2015 TO 30 JUNE 2015
(Published in accordance with rule 4/507/28.04.2009 of the Capital Market Commission)
(amounts in million EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	31 October 2015
Certified Public Accountant - Auditor:	Alexandra Kostara (RN SOEL 19981)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	31 October 2015
Website:	www.nbg.gr

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	30.6.2015	31.12.2014	30.6.2015	31.12.2014
ASSETS
Cash and balances with central banks	4,648	5,837	1,112	1,870
Due from banks (net)	3,761	3,324	3,369	3,790
Financial assets at fair value through profit or loss	2,977	2,408	2,568	2,049
Derivative financial instruments	5,689	5,943	3,863	4,796
Loans and advances to customers (net)	66,403	68,109	41,850	43,531
Available for sale investment securities	4,207	4,775	285	778
Held to maturity investment securities	1,484	1,553	1,022	961
Loans and receivables investment securities	10,777	10,387	10,440	10,117
Investment property	955	912	6	6
Investments in subsidiaries	—	—	7,248	7,300
Equity method investments	130	141	6	10
Goodwill, software & other intangible assets	1,674	1,756	114	119
Property & equipment	2,038	2,109	251	260
Deferred tax assets	4,599	4,024	4,399	3,855
Insurance related assets and receivables	941	848	—	—
Current income tax advance	581	522	534	481
Other assets	2,459	2,591	1,639	1,768
Non-current assets held for sale	203	225	255	255
Total assets	113,526	115,464	78,961	81,946

LIABILITIES
Due to banks	32,011	22,226	28,779	20,481
Derivative financial instruments	5,435	6,258	4,693	5,706
Due to customers	55,681	64,929	35,960	44,130
Debt securities in issue	3,625	3,940	753	872
Other borrowed funds	2,435	2,051	857	871
Insurance related reserves and liabilities	2,588	2,532	—	—
Deferred tax liabilities	35	44	—	—
Retirement benefit obligations	337	337	272	270
Current income tax liabilities	39	75	—	—
Other liabilities	3,032	2,599	1,003	963
Liabilities associated with non-current assets held for sale	10	7	—	—
Total liabilities	105,228	104,998	72,317	73,293

SHAREHOLDERS’ EQUITY
Share capital	2,414	2,414	2,414	2,414
Share premium account	14,060	14,060	14,057	14,057
Less: treasury shares	—	—	—	—
Reserves and retained earnings	(8,973)	(6,862)	(9,827)	(7,818)
Equity attributable to NBG shareholders	7,501	9,612	6,644	8,653

Non-controlling interests	714	772	—	—
Preferred securities	83	82	—	—
Total equity	8,298	10,466	6,644	8,653

Total equity and liabilities	113,526	115,464	78,961	81,946

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2015	30.6.2014	30.6.2015	30.6.2014

Balance at beginning of period	10,466	7,874	8,653	6,383
Changes during the period:
Total comprehensive income / (expense), net of tax	(2,094)	1,296	(2,009)	945
Share capital increase	—	2,426	—	2,426
Dividends declared	—	—	—	—
(Purchases) / disposals of treasury shares	—	1	—	—
Other changes	(74)	(3)	—	387
Balance at end of period	8,298	11,594	6,644	10,141

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted, as well as the auditor’s report.

The Board of Directors
Loukia-Tarsitsa P. Katseli	Non-Executive Member - Chairman of the BoD
Leonidas E. Fragkiadakis	Executive Member - Chief Executive Officer
Dimitrios G. Dimopoulos	Executive Member - Deputy Chief Executive Officer
Paul K. Mylonas	Executive Member - Deputy Chief Executive Officer
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Dimitrios N. Afendoulis	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Andreas C. Boumis	Independent Non-Executive Member
Aggeliki J. Skandaliari	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Group		Bank		Bank
	From 1.1 to		From 1.4 to		From 1.1 to		From 1.4 to
	30.6.2015	30.6.2014	30.6.2015	30.6.2014	30.6.2015	30.6.2014	30.6.2015	30.6.2014

Interest and similar income	2,614	2,627	1,307	1,336	1,077	1,226	538	612
Interest expense and similar charges	(1,085)	(1,116)	(557)	(576)	(320)	(429)	(170)	(219)
Net interest income	1,529	1,511	750	760	757	797	368	393

Fee and commission income	383	390	192	203	112	121	56	61
Fee and commission expense	(126)	(124)	(66)	(66)	(111)	(112)	(58)	(59)
Net fee and commission income / (expense)	257	266	126	137	1	9	(2)	2

Earned premia net of reinsurance	244	284	113	140	—	—	—	—
Net claims incurred	(182)	(247)	(83)	(123)	—	—	—	—
Earned premia net of claims and commissions	62	37	30	17	—	—	—	—

Net trading income / (loss) and results from investment securities	(22)	(62)	75	(128)	(40)	(85)	67	(121)
Net other income / (expense)	57	(14)	22	8	22	(9)	49	17
Total income	1,883	1,738	1,003	794	740	712	482	291

Personnel expenses	(598)	(554)	(306)	(278)	(299)	(286)	(150)	(143)
General, administrative and other operating expenses	(379)	(358)	(196)	(175)	(139)	(149)	(71)	(75)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(99)	(98)	(49)	(51)	(34)	(39)	(17)	(20)
Amortis. & write offs of intang. assets recognised on business combinations	—	(3)	—	—	—	—	—	—
Finance charge on put options of non-controlling interests	—	(3)	—	(3)	—	(3)	—	(3)
Credit provisions and other impairment charges	(3,078)	(718)	(2,595)	(351)	(2,775)	(503)	(2,432)	(252)

Share of profit of equity method investments	2	—	2	—	—	—	—	—
Profit/(loss) before tax	(2,269)	4	(2,141)	(64)	(2,507)	(268)	(2,188)	(202)
Tax benefit / (expense)	511	1,163	532	1,040	543	1,215	543	1,066
Profit / (loss) for the period, net of tax (A)	(1,758)	1,167	(1,609)	976	(1,964)	947	(1,645)	864
Attributable to:
Non-controlling interests	15	21	5	11	—	—	—	—
NBG equity shareholders	(1,773)	1,146	(1,614)	965	(1,964)	947	(1,645)	864

Other comprehensive income/(expense), net of tax (B)	(336)	129	(360)	100	(45)	(2)	(5)	(10)
Total comprehensive income/(expense), net of tax (A+B)	(2,094)	1,296	(1,969)	1,076	(2,009)	945	(1,650)	854

Attributable to:
Non-controlling interests	17	24	7	14	—	—	—	—
NBG equity shareholders	(2,111)	1,272	(1,976)	1,062	(2,009)	945	(1,650)	854

Earnings/(losses) per share (Euro) - Basic and Diluted:	€(0.5019)	€0.4224	€(0.4569)	€0.3181	€(0.5559)	€0.3487	€(0.4656)	€0.2847

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	30.6.2015	30.6.2014	30.6.2015	30.6.2014
Net cash flows from / (used in):
Operating activities	(465)	(5,377)	(1,186)	(4,458)
Investing activities	182	1,049	130	1,556
Financing activities	(69)	3,846	(3)	3,167
Net increase / (decrease) in cash and cash equivalents in the period	(352)	(482)	(1,059)	265
Effect of foreign exchange rate changes on cash and cash equivalents	(38)	20	31	6
Total cash inflows / (outflows) for the period	(390)	(462)	(1,028)	271
Cash and cash equivalents at beginning of period	4,449	4,255	3,768	3,498
Cash and cash equivalents at end of period	4,059	3,793	2,740	3,769

Notes

1) The Auditor’s Report includes emphasis of matter in which they draw attention to the disclosures made in Note 2.2. “Going concern” of the Group and Bank interim financial report which refer to the material uncertainties associated with the economic conditions in Greece and the ongoing developments, that affect the banking sector and in particular its liquidity. Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities and (b) the agreement reached between the Institution and the Hellenic Republic in July/August 2015, which includes an amount of €25.0 billion available by the ESM for the recapitalization of the Greek banks (if needed).

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2014 financial statements. Details are included in Notes 2.1 and 2.3 of the condensed Interim financial statements as of 30.06.2015.

3) The Bank has been audited by the tax authorities up to and including the year 2014. Tax audit for the years 2009 and 2010, by the Greek Tax Authorities, was finalized on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank (see note 12(b) of the condensed Interim financial statements as of 30.06.2015). The unaudited tax years of the Group companies associated are reflected in Note 19 of the condensed Interim financial statements as of 30.06.2015.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material adverse effect on the financial position or operations of the Bank and the Group. As of 30.06.2015, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €57 million and €42 million respectively, and b) for other risks €13 million and €3 million respectively.

5) The number of Group and Bank employees as of 30.06.2015 was 34.524 and 10.720 respectively (30.06.2014: 35.227 and 10.031 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 30.06.2015, amounted to €18 million, €34 million, €18 million, €4 million and €2 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 30.06.2015 were €3.588 million, €1.541 million, €62 million, €84 million and €3.185 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 30.06.2015, to €105 million, €18 million, €14 million and €14 million respectively and for the Bank alone the corresponding amounts amounted to €104 million, €8 million, €14 million and €3 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 30.06.2015, amounted to €725 million. The total payables of the Group and the Bank to the employee benefits related funds as of 30.06.2015, amounted to €140 million and €66 million respectively.

7) Acquisitions, disposals & other capital transactions:

(a) Following the preliminary agreement dated 30.9.2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27.2.2015, acquired the 100% of the share capital of the newly established company “PLAZA WEST A.D.” in Bulgaria. The acquisition price amounted to €11 million paid in cash, as determined by an independent appraiser. As certain terms of the Agreement were not met by the Seller by 30.09.2015, Pangaea proceeded with the unwinding of the acquisition.

(b) On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 30 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Ministry of Development.

(c) On 1 October 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC. The company has been renamed to “NBG Pangaea Real Estate Investment company”, with distinctive title “NBG Pangaea REIC”.

Details for the above transactions are included in Note 16 of the condensed Interim financial statements as of 30.06.2015.

8) Included in Note 19 of the condensed Interim financial statements as of 30.06.2015, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. For the period 1.1.- 30.06.2015 the following changes occurred in the Groups’ structure in relation to the corresponding period of the previous year:

(a) Fully consolidated: On 23.9.2014 the Bank disposed off its 100% subsidiary “ANTHOS PROPERTIES” S.A. Also, from 30.09.2014 our indirect 31,68% subsidiaries MIG Real Estate REIC and 31,67% Egnatia Properties S.A. are included in the financial statements for the first time. Additionally from 30.06.2015, our indirect 32,69% subsidiary Plaza West A.D. is included in the financial statements for the first time.

(b) Equity method investments: It is not included the 35% equity method investment “AKTOR FACILITY MANAGEMENT S.A.” and the 59,97% equity method investment UBB-AIG Insurance Company AD which has been reclassified to Non-current assets held for sale.

(c) There are no entities of the Group exempted from the condensed Interim financial statements as of 30.06.2015.

(d) There have been no changes in the method of consolidation since the previous annual financial statements.

9) “Other comprehensive income for the period, net of tax”, of the Group, in the current period, is comprised of €(124) million relating to the movement of available for sale investments reserve, €(250) million relating to currency translation differences, and €38 million relating to net cash flow hedge. The corresponding amounts for the Bank are comprised of €(45) million relating to the movement of available for sale investments reserve, and nil for the other two categories.

10) As of 30.06.2015, the Group held 457.466 treasury shares with acquisition cost of € 0,5 million approximately, while the Bank did not hold any treasury shares.

Athens, 31 October 2015

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 31th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: October 31th, 2015

Director, Financial Division